10/20

05012225

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Billabong International Limited

*CURRENT ADDRESS 1 Billabong Place
Burleigh Heads QLD
4220 Australia

PROCESSED
NOV 03 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34921 FISCAL YEAR 6/30/04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 11/1/05

03/04
full financial report

82-34921



ARLS
6-30-04

Billabong International Limited
ABN 17 084 923 946

corporate directory

directors	Gary Pemberton AC, Non-Executive Chairman
	Derek O'Neill, Chief Executive Officer
	Margaret Jackson AC, Non-Executive Director
	Ted Kunkel, Non-Executive Director
	Allan McDonald, Non-Executive Director
	Gordon Merchant, Non-Executive Director
	Paul Naude, Executive Director
	Colette Paull, Non-Executive Director
company secretary	William Bass, FCIS,CA, FTIA
senior management	Shayne Paltreyman, Chief Financial Officer
	Shannan North, General Manager, Billabong Australia
	Chris Kypriotis, General Manager, Billabong Brazil
	Iatoshi Ueda, General Manager, Billabong Japan
	Peter Casey, General Manager, Billabong Europe
	Nilan Fonseka, General Manager, Billabong New Zealand
	Paul Naude, General Manager, Billabong USA
principal and registered office	1 Billabong Place, BURLEIGH HEADS QLD 4220 AUSTRALIA
	Telephone: +617 5589 9899
	Facsimile: +617 5589 9800
postal address	PO Box 283 BURLEIGH HEADS QLD 4220 AUSTRALIA
internet	www.billabongcorporate.com
email	info@billabong.com.au
share registry	Computershare Investor Services Pty Limited
	GPO Box 523 BRISBANE QLD 4001
	Telephone Australia: +1300 552 270
	Telephone International: +617 3237 2100
	Facsimile: +617 3229 9860
auditors	PricewaterhouseCoopers, Waterfront Place 1 Eagle Street BRISBANE QLD 4000
solicitors	Clayton Utz, 215 Adelaide Street BRISBANE QLD 4000
bankers	Commonwealth Bank of Australia, 240 Queen Street BRISBANE QLD 4000
	Westpac Banking Corporation, 260 Queen Street BRISBANE QLD 4000
stock exchange listing	Billabong International Limited shares are listed on the Australian Stock Exchange. The home branch is Brisbane. Ticker: BBG.

Billabong International Limited

ABN 17 084 923 946

Contents

: : FULL FINANCIAL REPORT 2003 - 04

Your Directors present their report on the consolidated entity consisting of Billabong International Limited and the entities it controlled at the end of, or during, the year ended 30 June 2004.

Directors

The Directors of Billabong International Limited in office at the date of this report are:

G.M. Pemberton AC
D. O'Neill
M.A. Jackson AC
E.T. Kunkel
F.A. McDonald
G.S. Merchant
P. Naude
C. Paull

All Directors held office during the whole of the financial year and up to the date of this report.

Principal Activities

During the year the principal continuing activities of the consolidated entity consisted of the wholesaling and retailing of surf, skate and snow apparel and accessories, and the licensing of the Billabong group trademarks to specified regions of the world.

Dividends

Dividends paid to members during the financial year were:

	$'000
• Final ordinary dividend for the year ended 30 June 2003 of 12.5 cents per fully paid share paid on 10 November 2003	25,277
• Interim ordinary dividend for the year ended 30 June 2004 of 12.5 cents per fully paid share paid on 14 April 2004	25,353
	50,630

Final ordinary dividend for the year ended 30 June 2004 of 14.0 cents per fully paid share declared by Directors and payable on 8 November 2004 for shareholders at record date of 25 October 2004	28,486

Review of Operations

A summary of consolidated revenues and results by significant geographical segments is set out below:

	Segment revenues	Segment EBITDA
	$'000	$'000
Australasia	192,684	51,754
Americas	323,139	60,930
Europe	158,906	28,832
Third Party Royalties	2,616	2,616
	677,345	144,132
Less: Interest		(5,210)
Depreciation and Amortisation		(11,045)
Profit from ordinary activities before income tax expense		127,877
Income tax expense		(40,842)
Profit from ordinary activities after income tax expense		87,035

Comments on the operations and the results are set out below:

Profit after tax for the year ended 30 June 2004 of $87.0 million was up 14.2% on the previous year, a strong result considering the negative impact on overseas earnings by a rising AUD. Revenue of $674.7 million represented an increase of 8.3% for the full year, or 20.7% in local currencies. At a segment level, revenue in America was up 30.1% in USD, Australia was up 14.0% and Europe up 12.7% in Euro. Consolidated gross margins at 49.0% were considerably higher than the prior year's 45.8%. EBITDA lifted 15.0% to $144.1 million or 27.0% in local currencies. The American segment was a highlight with EBITDA growth in local currency of 33.4%. The consolidated EBITDA margin increased to 21.4% from 20.1% in 2003.

Review of Operations (continued)

Americas

American sales totalled $228.5 million USD, up 30.1% on the prior year. American EBITDA totalled $43.1 million USD representing a result 33.4% higher than the prior year. The American EBITDA margin was 18.8% of sales, up from 18.4% in the prior year.

In Australian dollars, US sales were up 6.7% to $323.1 million. EBITDA of $60.9 million was 9.3% higher. Element continued to penetrate the market and its sales now account for 12.0% of group revenue as reported in Australian dollars, while the Billabong brand maintained its position as the driver of sales in the region.

Both men's and girl's apparel and accessories traded strongly during the year.

Canada continued to grow strongly, with revenues in local currency up in excess of 50.0%. Brazil posted a similarly strong result.

Europe

European sales totalled €93.5 million, a result 12.7% higher than the prior year. European EBITDA for the year totalled €17.0 million representing a result in Euro terms 8.3% higher than the prior year.

In Australian dollar terms, sales revenue from Europe was $158.9 million, representing an increase of 5.2% on the prior year. EBITDA was up marginally to $28.8 million, while EBITDA margins eased to 18.1% from 18.9% in the previous year.

The general trading environment in Europe was challenging after a difficult winter and the Company's performance in managing these changes was uneven from region to region. A new general manager for Europe was appointed through the year.

Spain remained the key territory in the region, while Italy and Germany grew strongly from a lower base.

Australasia

Australasian revenue for the period was $192.7 million, up 14.0% on the previous year. EBITDA of $51.8 million was 33.9% higher than the prior year, while the EBITDA margin increased sharply to 26.9% from 22.9%.

Australia was a standout region recording double-digit sales growth, with girl's apparel continuing to grow strongly. Element and Von Zipper both posted solid gains.

Elsewhere in the region, revenues in local currencies were particularly strong with Japan up in excess of 30% and New Zealand up 42%.

Statement of Financial Position, Cash Flow Items and Capital Expenditure

Working capital (including factored receivables) at $157.4 million increased 17.6% for the period, which overall was satisfactory given the revenue growth. Capital expenditure of $24.5 million or 3.6% of sales includes the purchase of Honolua ($11.5 million) and was in accordance with expectations. Net debt remained constant at $95.1 million, but is still relatively low at a debt to equity ratio of 16.4% and interest cover of 25.5 times.

Cashflow from operations of $66.6 million represents a 33.5% increase after adjusting for factoring facility changes in the prior period.

Review of operations (continued)

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

Likely developments and expected results of operations

The outlook for 2005 is for consistent growth maintaining strong margins. The Company expects strong net profit growth of around 20% driven by continuing robust revenue growth in the Americas and Australasia and more moderate growth in Europe.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

The consolidated entity is not subject to significant environmental regulation in respect of its activities. The consolidated entity outsources the manufacture of more than 98% of its product and therefore its environmental focus is directed towards its Supplier Policy which sets out the standards that all suppliers must meet. All factories that manufacture for the consolidated entity are comprehensively evaluated annually for their environmental performance, and evaluation criteria used includes compliance with local laws and regulations, effluent discharge systems, waste water systems, emission controls and control of hazardous substances.

Meetings of Directors

The number of meetings of Directors (including meetings of committees of Directors) held during the year ended 30 June 2004, and the number of meetings attended by each Director were as follows:

	Full meeting of Directors		**Audit Committee**		**Nominations Committee**		**Human Resource and Remuneration Committee**	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
G.M. Pemberton	9	9	3	3	1	1	2	2
D. O'Neill	9	9	*	*	*	*	*	*
M.A. Jackson	9	9	3	3	1	1	2	2
E.T. Kunkel	9	8	3	3	1	1	2	2
F.A. McDonald	9	9	3	3	1	1	2	2
G.S. Merchant	9	8	3	3	1	1	2	2
C. Paull	9	9	3	3	1	1	2	2
P. Naude	9	9	*	*	*	*	*	*

* Not a member of the relevant committee

Information on Directors

Director	Age	Experience	Particulars of Directors' interests in Billabong International Ltd Ordinary Shares	Options
Gary Pemberton AC *Non-Executive Chairman* *Director since 4th July 2000*	64	Gary Pemberton was previously Chairman of TAB Limited, Qantas Airways Limited and Brambles Industries Limited, and a director of Commonwealth Bank of Australia, CSR Limited, John Fairfax Holdings Limited, Rio Tinto Limited, Queensland Investment Corporation and NM Rothschild Australia Pty Ltd.	12,575,966*	—
Derek O'Neill *Chief Executive Officer* *Director since 5th March 2002*	41	Derek O'Neill was appointed as Chief Executive Officer effective 1 January, 2003. He has previously held senior management positions with Billabong, including General Manager of Billabong's European operations from 1992-2003. In 2002, Derek was awarded a Chevalier d'Ordre de Merite Nationale for services to business in France.	682,103	244,518
Margaret Jackson AC *Non-Executive Director* *Director since 4th July 2000*	51	Margaret Jackson is Chairman of Qantas Airways Limited, Deputy Chairman of Southcorp Limited and a director of the Australia and New Zealand Banking Group Limited and John Fairfax Holdings Limited. She is a former director of The Broken Hill Proprietary Company Limited, Pacific Dunlop Limited, and a former partner of KPMG Peat Marwick's management consulting division. Ms Jackson is also Chairperson of Methodist Ladies College and former Chairman of Playbox Theatre Company.	228,656	—
Ted Kunkel *Non-Executive Director* *Director since 19th February 2001*	61	Ted Kunkel was previously the President and Chief Executive Officer of Foster's Group Limited and Associated Companies. He has extensive international business experience.	44,466	—
Allan McDonald *Non-Executive Director* *Director since 4th July 2000*	64	Allan McDonald has extensive experience in the investment and commercial banking fields and is presently associated with a number of companies as a consultant and Company director. Mr McDonald is Chairman of Australian Leisure and Hospitality Group Limited and Ross Human Directions Limited. His other directorships include Brambles Industries Limited, DCA Group Ltd and Multiplex Limited.	122,500	—
Gordon Merchant *Non-Executive Director* *Director since 4th July 2000*	60	Gordon Merchant founded Billabong's business in 1973 and has been a major stakeholder in the business since its inception. Mr Merchant has extensive experience in promotion, advertising, sponsorship and design within the surfwear apparel industry.	44,683,444*	—
Paul Naude *Executive Director* *Director since 14th November 2002*	48	Paul Naude was appointed President of Billabong's American operations in 1998 and established Billabong USA as a wholly owned activity in North America. He has been involved in the surfing industry since 1973 with extensive experience in apparel brand management.	2,036,947	294,232
Colette Paull *Non-Executive Director* *Director since 4th July 2000*	53	Colette Paull was one of the earliest employees of the Billabong business in 1973. Since that time, Ms Paull has been broadly involved in the development of Billabong's business from its initial growth within Australia to its expansion as a global brand. Ms Paull previously held the position of Company Secretary until 1 October, 1999.	1,357,651*	—

* In addition to the above holdings, each of Gordon Merchant, Colette Paull and Gary Pemberton ("Option Holders") held an interest at 30 June 2004 of 1,023,777 (2003: 2,071,268) shares issued to employees under the Billabong Executive Share Plan. Each of the employees was required to enter into a Call Option Agreement with the Option Holders, being persons associated with the founding shareholders or vendors at the time of listing in August 2000. Where an employee ceased to be employed by the Company within four years from the time the shares were issued in August 2000, the Call Option Agreement gave the Option Holders the right to purchase all of the shares issued for $1.00 pursuant to the Executive Share Plan.

The Call Option Agreement expired in August 2004, and all 1,023,777 shares vested.

Directors' and managers' emoluments

The Human Resource and Remuneration Committee is responsible for determining and reviewing remuneration arrangements for Non-Executive Directors, Executive Directors and the management team. The committee assesses the appropriateness of the nature and amount of emoluments on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive. The committee formulates proposals for shareholder consent as appropriate from time to time. The Human Resources and Remuneration Committee reports to, and makes recommendations to, the full Board in relation to Directors' and managers' emoluments.

As well as a base salary, remuneration packages include superannuation, performance-related bonuses and fringe benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company. Executive Directors and managers are also eligible to participate in the Billabong Executive Incentive Option Plan.

Share options have been issued:
(a) in part consideration of an acquisition, or
(b) to Executive Directors and managers, which may be exercised where performance has met specified criteria.

Remuneration packages are set at levels that are intended to attract and retain managers capable of managing the consolidated entity's diverse operations.

Remuneration and other terms of employment for the Executive Directors and managers are formalised in service agreements. Remuneration of Non-Executive Directors determined by the Board is within the maximum amount approved by the shareholders from time to time.

Details of the nature and amount of each element of the emolument of each Director of Billabong International Limited and each of the five managers of the Company and the consolidated entity receiving the highest emolument for the financial year are as follows:

Emoluments of Directors of Billabong International Limited

2004	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Options $	Shares $	Total $
G.M. Pemberton *	178,366	---	1,501	11,002	---	---	190,869
D. O'Neill *	513,089	770,000	44,468	11,002	62,620	---	1,401,179
M.A. Jackson *	76,442	---	1,500	6,880	---	---	84,822
E.T. Kunkel	75,000	---	1,497	---	---	---	76,497
F.A. McDonald *	101,923	---	1,495	9,000	---	---	112,418
G.S. Merchant *	76,442	---	1,513	6,880	---	---	84,835
C. Paull *	76,442	---	1,500	6,880	---	---	84,822
P. Naude	755,306	754,752	15,123	5,618	66,788	---	1,597,587
Total	1,853,010	1,524,752	68,597	57,262	129,408	---	3,633,029

* Includes 53 weeks pay

Emoluments of the five most highly paid managers of the Company and the consolidated entity

2004	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Options $	Shares $	Total $
P. Casey * #	492,751	300,000	17,760	8,251	47,373	1,000	867,135
S. Palfreyman *	444,344	200,000	16,785	11,002	44,353	---	716,484
S. Wilson	481,123	106,082	17,232	---	33,609	1,000	639,046
J. Schillereff	469,328	28,289	22,328	3,963	56,100	1,000	581,008
R. Sanders	403,069	106,082	21,232	4,849	34,359	1,000	570,591
Total	2,290,615	740,453	95,337	28,065	215,794	4,000	3,374,264

* Includes 53 weeks pay
\# Includes $150,000 transfer allowance cash salary

"Managers" are employees who are involved in, concerned in, or who take part in, the management of the affairs of Billabong International Limited and/or related bodies corporate.

Share options granted to Directors and the most highly remunerated managers
There were no options over unissued ordinary shares of Billabong International Limited granted under any employee incentive plan during or since the end of the financial year to any of the Directors or the five most highly remunerated managers of the Company and consolidated entity as part of their remuneration.

Mr J. Schillereff received 15,289 options since 1 July 2003 to the date of this report as part consideration for the sale to Billabong of assets comprising the Element Skate operation.

Shares under option
Unissued ordinary shares of Billabong International Limited under option at the date of this report are as follows:

	Number	Issue date	Issue price of shares	Expiry date
Executive Incentive Option Plan	2,160,776	11/08/2000	$2.60	10/08/2005
Executive Incentive Option Plan	793,894	18/06/2001	$4.90	18/06/2006
Executive Incentive Option Plan	36,837	25/10/2001	$7.42	25/10/2006
Executive Incentive Option Plan	57,500	28/02/2002	$9.39	28/02/2007
Executive Incentive Option Plan	721,000	23/08/2002	$8.10	23/08/2007
Options issued pursuant to Agreement	469,036	04/07/2001	$5.35	30/06/2005
Options issued pursuant to Agreement	59,740	10/08/2002	$7.70	09/08/2006
Options issued pursuant to Agreement	60,126	10/08/2003	$6.32	09/08/2007
Options issued pursuant to Agreement	43,909	10/08/2004	$7.99	09/08/2008
Total	**4,402,818**			

Options issued under the Billabong Executive Incentive Option Plan are not transferable and are exercisable in three tranches. One third of the options become exercisable 24 months after the day the options are granted. Another third become exercisable 36 months after the day the options are granted and the last third become exercisable 48 months after the options are granted. Options may only be exercised if the performance criteria in respect of the options have been met and the holder is, or is the approved nominee of, an Executive Director or senior manager of the Company and/or of any Company related to or associated with the Company.

The Options issued pursuant to an Agreement are exercisable in three tranches. One quarter of the options become exercisable 24 months after the day the options are granted. Another half become exercisable 36 months after the day the options are granted and the last quarter become exercisable 48 months after the options are granted. These options were issued in connection with the acquisition of the American based Element skateBoarding brand by the Company's wholly owned subsidiary, Rocket Trademarks Pty Ltd (ACN 097 257 522).

No option holder has any right under the options to participate in any other share issue of the Company or of any other entity.

Shares issued on the exercise of options
There were 1,793,632 shares issued as a result of the exercise of options during the year.

Rounding of amounts
The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Corporate Governance
In recognising the need for the highest standards of corporate behaviour and accountability, the Directors of Billabong International Limited support and have adhered to the principles of corporate governance. The Company's Corporate Governance Statement immediately follows this Directors' Report.

This report is made in accordance with a resolution of the Directors.

Gary Pemberton
Chairman

Gold Coast: 23 August 2004

APPROACH TO CORPORATE GOVERNANCE

In March 2003, the Australian Stock Exchange (ASX) Corporate Governance Council issued its Principles of Good Corporate Governance and Best Practice Recommendations. Your Directors have welcomed the release of these Principles and have adopted them as the basis of our responsibilities to stakeholders, including shareholders, customers, employees and the community.

Billabong endorses the ten essential corporate governance principles and meets all of the ASX Best Practice Recommendations with the exception of:-

2.1 Board composition
Messrs Pemberton and Merchant are substantial shareholders. Substantial shareholders are defined in the Recommendations as not being independent of the Company.

2.2 Independence of Chairman
Mr Pemberton, as a substantial shareholder, is defined as not being independent of the Company. In consideration of the particular circumstances of the Company and the background and experience of the incumbent Chairman, the Board believes that it would be contrary to the best interests of shareholders to preclude him from the office of Chairman on the grounds of being a substantial shareholder.

3.1,3.3 Code of conduct
Billabong supports and has adopted the Code of Conduct published by the Australian Institute of Company Directors in 1998. The Company has not adopted a separate Code of Conduct for Billabong employees to complement the strong ethical culture practiced.

For more information on Billabong's governance practices visit the corporate governance section on our website: www.billabongcorporate.com which includes copies of relevant policies.

ROLE OF THE BOARD

The Board is responsible for the direction and supervision of the Company's business on behalf of the shareholders, by whom they are elected and to whom they are accountable. This includes ensuring that internal controls and reporting procedures are adequate and effective. The Directors recognise the need to maintain the highest standards of behaviour, ethics and accountability. The Board draws on relevant corporate governance best practice guidelines to assist in the oversight of the Company's affairs.

Day to day management of the Company's activities, and the implementation of corporate strategy and policy objectives, is delegated by the Board to the Chief Executive Officer and senior managers responsible to him.

The primary functions of the Board include responsibility for:

- formulating and approving objectives, goals and strategic direction for management;
- monitoring financial performance including adopting annual budgets and approving financial statements;
- ensuring that adequate systems of internal control exist and are monitored for compliance;
- selecting, appointing and reviewing the performance of the Chief Executive Officer and senior management;
- establishing limits of authority for the Chief Executive Officer and senior management in relation to capital expenditure, acquisitions, divestments and identified business drivers;
- ensuring significant business risks are identified and appropriately managed;
- ensuring the Company conforms to environmental, social and occupational health and safety requirements; and
- reporting to shareholders on performance.

Board policy requires all Non-Executive Directors to participate in all aspects of Board activities. Accordingly, all Non-Executive Directors are required to serve on all Board committees. Each Board committee is chaired by a Non-Executive Director, other than the Chairman of the Company.

The Board has established an Audit Committee, a Nominations Committee and a Human Resources and Remuneration Committee which all operate under written charters approved by the Board and are each composed entirely of all Non-Executive Directors. All other functions of the Board will be dealt with by the Board as a whole.

From time to time, the Board may establish special purpose committees to deal with specific issues. Special purpose committees are dissolved when the matter at hand is resolved.

All committees have the authority to retain outside resources and specialist assistance as required to progress their objectives.

Matters determined by committees are submitted to the full Board as recommendations for decision and ratification. Minutes of committee meetings are tabled at the immediately subsequent Board meeting.

The Board reviews its own collective performance and the procedures of the Board on an ongoing basis. The Chairman meets privately with each Director as appropriate to discuss Company matters and individual and collective performance of Directors. The Chairman's performance is subject to review by the Board.

BOARD COMPOSITION AND SIZE

The Constitution of the Company provides that there will be a minimum of three Directors and a maximum of ten Directors.

The composition of the Board is determined in accordance with the following principles and guidelines.

- the Board should comprise a majority of Non-Executive Directors;
- the Chairman should be a Non-Executive Director;
- the Board should comprise Directors with an appropriate range of qualifications and expertise.

The terms and conditions of the appointment and retirement of Non-Executive Directors are set out in a letter of appointment. The appointment letter covers the following matters:

- the level of remuneration;
- the tenure of appointment;
- the expectation of the Board in relation to attendance and preparation for all Board meetings;
- the Directors' code of conduct;
- the procedures dealing with conflicts of interest; and
- the procedures governing the availability of independent advice.

Non-Executive Directors do not receive retirement benefits (other than statutory superannuation payments), do not receive bonuses or incentive payments, and do not participate in option-based or other incentive schemes for employees.

The Board shall meet as often as required to attend to the affairs of the Company. Proceedings will follow meeting guidelines set down to ensure all Directors are made aware of, and have available to them all necessary information enabling them to participate in an informed discussion of all agenda items.

Non-Executive Directors meet for a period of time during each Board meeting without the presence of management to discuss the operation of the Board and a range of other matters.

The Chairman of the Board meets with and maintains a regular dialogue with the Chief Executive Officer on important Company matters.

Billabong's Constitution is available on our website.

APPOINTMENT OF DIRECTORS

Nominations of new directors, recommended by the Nominations Committee, are considered by the full Board. The functions and members of the Nomination Committee are contained in this Report. The Nominations Committee uses a range of methods to access a wide base of potential directors, considering the range of skills and experience required in relation to the:

- current composition of the Board;
- need for independence;
- strategic direction of the Company; and
- geographic spread and diversity of Billabong.

The Board assesses nominated directors against a range of criteria including background, experience, professional skills, personal qualities and their capacity to commit themselves to the Board's activities.

DIRECTOR INDEPENDENCE OF MANAGEMENT

The Non-Executive Directors do not have any business interest or other relationship that could materially interfere with the exercise of their independent judgement and their ability to act in the best interests of the Company. Each of the Non-Executive Directors is considered by the Board to be independent of management.

Non-Executive Directors regularly confer at scheduled sessions without management present.

ROLE OF MANAGEMENT

The Chief Executive Officer (CEO) is responsible for the overall management and profit performance of the Billabong group. The CEO manages the organisation in accordance with the strategy, plans and policies approved by the Board to achieve agreed goals.

CHAIRMAN'S APPOINTMENT AND RESPONSIBILITIES

The Chairman is appointed by the Board from the Non-Executive Directors. The Chairman:

- provides appropriate leadership to the Board;
- facilitates Board discussions to ensure that the core issues facing the organisation are addressed;
- maintains a regular dialogue and mentor relationship with the CEO;
- monitors Board performance; and
- guides and promotes the on-going effectiveness and development of the Board and individual Directors.

CONDUCT OF BOARD MEETINGS

The Billabong Board normally holds nine formal Board meetings each year and will also meet whenever necessary to carry out its responsibilities.

When conducting Billabong Board business, Directors have a duty to question, request information, raise any issue of concern, fully canvas all aspects of any issue confronting Billabong and vote on any resolution according to their own judgement.

CONFLICTS OF INTEREST

Directors are required to continually monitor any potential conflicts of interest that may arise. Directors must:

- disclose to the Board any actual or potential conflicts of interest that may exist as soon as the situation arises;
- take necessary and reasonable steps to resolve any conflict of interest within an appropriate period, if required by the Board or deemed appropriate by that Director; and
- comply with the Corporations Act requirements about disclosing interests and restrictions on voting.

Directors are encouraged to discuss with the Chairman any proposed Board or executive appointments they are considering undertaking and should advise Billabong of appointments to other companies as soon as possible after the appointment is made. The same guidelines apply with respect to related party transactions including financial transactions with Billabong. Related party transactions are required to be reported to the Board and, where appropriate, raised for discussion at the next Board meeting.

ACCESS TO INFORMATION

Directors are encouraged to access members of the senior management team at any time to request relevant information in accordance with protocols adopted by the Board.

Directors are entitled to seek independent professional advice at Billabong's expense in connection with the discharge of their duties and responsibilities in a Billabong-related matter. Prior approval of the Chairman is required, which will not be unreasonably withheld. The Director shall thereafter ensure that costs are reasonable. The advice obtained must be made available to all Board members at the earliest reasonable opportunity.

CEO & CFO ASSURANCE ON FINANCIAL REPORTS

The Board receives regular reports about the financial condition and operational results of the Billabong group. The CEO and CFO periodically provide formal statements to the Board that, in all material respects, the Company's financial statements present a true and fair view of Billabong's financial condition and results.

BOARD COMMITTEES

The Board has established a number of committees to assist in the execution of its duties and to allow detailed consideration of complex issues. Current committees of the Board are the Audit, Human Resources and Remuneration and Nominations committees. Each committee is comprised entirely of Non-Executive Directors, a majority of whom are independent under the ASX Best Practice Recommendations.

REMUNERATION

Principles used to determine the nature and amount of remuneration

The objective of the Company's remuneration reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns reward with achievement of strategic and financial objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness;
- performance linked to strategic and financial objectives; and
- transparency.

In consultation with external remuneration consultants, the Company has structured a remuneration framework that is market competitive and complementary to the reward strategy of the organisation.

Alignment to shareholders' interests:

- has economic profit as a core component of plan design;
- the plan focuses on return on assets and key non-financial drivers of value;
- attracts and retains high calibre executives.

Alignment to program participants' interests:

- rewards capability and experience;
- reflects competitive reward for contribution to shareholder value;
- provides a clear structure for earning rewards;
- provides recognition for contribution.

The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. At senior levels within the group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

Non-Executive Directors

Fees and payments to Non-Executive Directors reflect the demands which are made on, and the responsibilities of, the Non-Executive Directors. Non-Executive Directors do not receive share options or retirement benefits.

Non-Executive Directors' fees

The maximum aggregate remuneration pool was approved by members on 4 July 2000. The Chairman's remuneration is inclusive of committee fees while Non-Executive Directors who chair a committee may receive additional yearly fees.

Non-Executive Directors' fees are determined within an aggregate Non-Executive Directors' fee pool limit.

Executive Directors and managers ("executive") pay

The executive remuneration framework has three components:

- base pay and benefits;
- short-term performance incentives; and
- long-term incentives through participation in the Billabong Executive Incentive Option Plan.

The combination of these comprises the executive's total remuneration.

Base pay

Executives are offered a competitive remuneration that comprises the components of base pay and benefits. External remuneration consultants may provide analysis and advice to ensure remuneration is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

Benefits

Executives receive benefits including health insurance and superannuation as required by the laws in the various jurisdictions in which the Company operates. In certain circumstances, additional benefits (e.g. travel, accommodation etc) may also be provided.

Short-term incentives
Short term incentives (STI's) vary according to individual contracts, however for high level executives they are broadly based as follows:

- A component of the STI is linked to the individual performance of the executive (this is based on a number of factors, including divisional/regional budgets, key performance indicators (KPI's) and other personal objectives).
- A component of the STI is linked to the financial performance of the Company or measured against budgets set at the beginning of each financial year.

For middle and lower level management, total STI is linked to the individual performance (based on similar factors to those for high level executives). All bonuses are paid in August of the following financial year.

The short term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Human Resources and Remuneration Committee.

The STI target annual payment is reviewed annually.

BOARD MEMBERS

The Directors in office at the date of this statement are:

Name	Position	Age
Gary Pemberton	Non-Executive Chairman	64
Derek O'Neill	Chief Executive Officer	41
Margaret Jackson	Non-Executive Director*	51
Ted Kunkel	Non-Executive Director*	61
Allan McDonald	Non-Executive Director*	64
Gordon Merchant	Non-Executive Director	60
Colette Paull	Non-Executive Director*	53
Paul Naude	Executive Director	48

* Denotes independent Directors as defined by the ASX Corporate Governance Council (CGC) in their paper titled "Principles of Good Corporate Governance and Best Practice Recommendations" dated March 2003. There are six Non-Executive Directors, four of whom are deemed independent under the CGC guidelines. There are two Executive Directors.

The Chairman of the Board is a substantial shareholder and is not independent in accordance with the definitions and recommendations of the ASX Corporate Governance Council of March 2003. In consideration of the particular circumstances of the Company and the background and experience of the incumbent Chairman, the Board believes that it would be contrary to the best interests of shareholders to preclude him from the office of Chairman on the grounds of being a substantial shareholder.

Further details of the members of the Board including their experience and expertise is set out in the Directors' Report section of the Annual Report.

AUDIT COMMITTEE

Audit Committee meetings are held periodically throughout the year. The members of the committee are all of the Non-Executive Directors. The Chairman of the Audit Committee will be a Non-Executive Director other than the Chairman of the Board. The Chief Executive Officer and Chief Financial Officer may attend at committee meetings by invitation.

The main functions of the committee are to:

- assess the appropriateness of accounting policies, practices and disclosures and whether the quality of financial reporting is adequate;
- review the scope and results of external and compliance audits;
- maintain open lines of communication between the Board, external auditors and the Company's compliance officers;
- review the annual, full and concise reports, the half-year financial report and all other financial information published by the Company or released to the market;

AUDIT COMMITTEE (continued)

- obtain appropriate certifications from management to support the financial accounts;
- obtain specific certifications from the Chief Executive Officer and Chief Financial Officer that the financial accounts are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and group; that the certifications are based on a sound system of internal control and risk management which implements the policies of the Board, and that the Company's risk management and internal control are being monitored and maintained to ensure efficient and effective operation, in all material respects;
- assess the adequacy of the Company's internal controls and make informed decisions regarding compliance policies, practices and disclosures;
- review the appointment of the external auditors, the terms of their engagement, the scope and quality of the audit and the auditor's independence; and
- review and monitor the scope of non-audit services provided by the external auditors to ensure that it is consistent with the maintenance of auditor independence.

The Audit Committee will report to, and make recommendations to, the full Board in relation to each of these functions.

The members of the Audit Committee during the year were:

Allan McDonald (Chairman)

Margaret Jackson

Ted Kunkel

Gordon Merchant

Colette Paull

Gary Pemberton

HUMAN RESOURCE AND REMUNERATION COMMITTEE

The Human Resource and Remuneration Committee will meet as required. Members of the committee shall be all of the Non-Executive Directors. The Committee will be chaired by a Non-Executive Director other than the Chairman of the Board.

The main functions of the committee will be to make recommendations to the Board on HR and Total Remuneration policy and practices that:

- supports the group's overall strategy and objectives;
- attracts and retains key employees;
- links total remuneration to financial performance and the attainment of strategic objectives.

Specifically this will include:

- setting the terms and conditions of employment for the CEO, including annual fixed salary levels, annual incentive opportunity levels, employment agreements and supplemental benefits, and review from time to time as appropriate;
- annually appraising the performance of the CEO and providing developmental feedback as appropriate;
- setting levels of remuneration for Executive Directors (if any), including annual fixed salary levels, annual incentive opportunity levels, employment agreements and supplemental benefits, and review from time to time as appropriate;
- setting levels of remuneration for senior Managers including annual fixed salary levels, annual incentive opportunity levels, employment agreements and supplemental benefits, and review from time to time as appropriate;
- reviewing Non-executive Director remuneration with the assistance of external consultants as appropriate;
- reviewing all equity based plans;
- reviewing all Executive Incentive Plans;
- reviewing the management succession program;
- reviewing key philosophies and practices relating to the remuneration and development of the Company's employees generally;
- ensuring the Total Remuneration program and practices of the group are designed with full consideration of all tax, accounting, legal and regulatory requirements;

HUMAN RESOURCE AND REMUNERATION COMMITTEE (continued)

The Human Resources and Remuneration Committee will report to, and make recommendations to, the full Board in relation to each of its functions.

The members of the Human Resources and Remuneration Committee during the year were:

Ted Kunkel (Chairman)

Margaret Jackson

Allan McDonald

Gordon Merchant

Colette Paull

Gary Pemberton

NOMINATIONS COMMITTEE

The Nominations Committee will meet as required. The members of the committee shall be all of the Non-Executive Directors. The Nominations Committee will be chaired by a Non-Executive Director other than the Chairman of the Board.

The main functions of the committee will be to:

- monitor and review the balance of Board skills and Director interaction;
- identify skill sets that might be appropriate to add to the Board as Company issues change and evolve;
- oversee the identification, and evaluation of potential appointees as and when appropriate; and
- ensure that adequate induction material, setting out rights and responsibilities, is available to new appointees.

The Nominations Committee will report to, and make recommendations to, the full Board in relation to each of its functions.

The members of the Nominations Committee during the year were:

Allan McDonald (Chairman)

Margaret Jackson

Ted Kunkel

Gordon Merchant

Colette Paull

Gary Pemberton

BOARD PERFORMANCE ASSESSMENT

On an annual basis the Chairman facilitates a discussion and evaluation of the Board's performance. This includes discussions about the Board's role, processes, performance and other relevant issues. The performance of each committee is also reviewed.

RETIREMENT OF DIRECTORS

One-third of the Directors are required to retire by rotation at each Annual General Meeting (AGM). The Directors to retire at each AGM are those who have been longest in office since their last election. A Director must retire at the third AGM since last elected or re-elected.

A Director appointed as an additional or casual Director by the Board will hold office until the next AGM when the Director may be re-elected. This election will be in addition to any rotational retirements.

New Directors are provided with a letter of appointment setting out the Company's expectations, their responsibilities, rights and the terms and conditions of their employment.

The CEO (who is a Director on the Board) is not subject to retirement by rotation.

A Director who holds any executive office with Billabong (including the CEO) ceases to be a Director when they no longer hold their executive office.

EXTERNAL AUDITORS

The performance of the external auditors is reviewed by the Audit Committee under its charter. An analysis of fees paid to the external auditors, including a break down of fees for non-audit services, is provided in the financial statements.

RISK ASSESSMENT AND MANAGEMENT

The Company is committed to a culture of risk management and supports a pro-active approach to managing risk and to exploiting opportunity.

Management routinely reports against identified risk factors and the measures and strategies in place to mitigate those risks. Procurement decisions and arrangements are subject to routine monitoring of risk.

A formal risk assessment is part of each major capital acquisition. A minimum of two post acquisition reviews are undertaken within the first eighteen months of major business acquisitions, major capital expenses or significant business initiatives.

A further, higher level review of risk management is undertaken at least annually, as part of corporate strategy reviews undertaken by the Board and senior management. Reviews of the Company's strategic direction include the identification of business and financial risks which could prevent or inhibit the Company from achieving its objectives. Management is required to develop appropriate controls and mitigation strategies to manage those risks.

CONTINUOUS DISCLOSURE

The Company Secretary has been nominated as the person responsible for communications with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

The Company monitors internal and external events and developments as part of its continuous disclosure responsibilities.

COMMUNICATION TO SHAREHOLDERS

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are provided with all information necessary to assess the performance of the Company. Information is communicated to the shareholders through:

- the Annual Report, which is distributed to all shareholders (unless shareholders specifically indicate otherwise);
- the Annual General Meeting, and any other formally convened Company meeting; and
- the Company's Corporate internet site at www.billabongcorporate.com, which contains a copy of the annual and half year reports and all other announcements made to the Australian Stock Exchange.

All information disclosed to the ASX is posted on the Company's web site as soon as it is disclosed to the ASX.

To minimise the risk of speculation, or non-uniform disclosure, the Company seeks to avoid any discussion with shareholders, media, analysts, or other market operators during periods of particular sensitivity. These "black out" periods extend from thirty days prior to the close of the half and full year accounting periods to the time of the half and full year profit announcements. This policy is subordinate to the over-riding requirement to respond to any development which triggers the broader obligation to provide information, or issue statements, in the interests of a fully informed market.

Company policy on the disclosure and discussion of profit results is broadly in line with general market practice. Any unilateral departure from general practice would risk an adverse effect on shareholders through the share price. All information published is posted on the Company's web site. Material from conference calls with analysts, brokers, and institutions is similarly posted to the web site. Particular care is taken in discussions with individuals to ensure no information is provided which is not generally available. In the event of an inadvertent breach, the Company recognises the obligation for immediate and supplementary advice to the market.

SHARE TRADING POLICY

The insider trading provisions of the Corporations Law have been drawn to the attention of all Directors and senior managers. A broadly based information programme is maintained to ensure that all Directors and senior managers clearly understand their personal obligations in relation to prohibited dealings, including dealing when in possession of price sensitive information not generally available to the market. The programme also covers details of penalties for breach and formal requirements for notification to the Company.

The share trading policy requires prompt notification of dealings but does not stipulate advance notification of intended dealings. No party (Chairman, Board, Chief Executive etc) has the power under the policy to authorise or prohibit any proposed dealings. The policy has been constructed to ensure that circumstances do not arise which could give rise to a relevant interest (as defined under the Corporations Act) by virtue of ability to control the disposal of shares.

Responsibility rests with the individual to ensure they are acting within the requirements of the law and the Australian Stock Exchange. The Company takes responsibility for an education programme to ensure the responsibilities are well understood.

The Company monitors internal events and issues to ensure conformity with continuous disclosure requirements. Subject to normal commercial constraints, that information is available to individuals wishing to satisfy themselves in relation to their personal disclosure obligations.

It is considered inappropriate for Directors and senior managers to regularly trade in the securities of the Company.

Dealings by senior managers and Directors are confined to three trading windows. The trading windows begin after two clear trading days have elapsed from the date of the half and full year profit announcements, and from the date of the Annual General Meeting. Each trading window continues for thirty calendar days.

Senior managers and Directors who sell shares within these windows are expected to do so in a manner which minimises market impact. Guidance has been provided that the "rule of thumb" requires not more than 300,000 shares, being 30% of the average daily turnover of approximately 1 million shares, should be traded in any one day. Further guidance is that quantities above 1 million shares (being the nominal daily turnover) should not be sold through normal day trading, but be subject to overnight book build, or similar mechanism, including specific identification of the vendor. Directors or senior managers selling shares are encouraged to advise the Chairman of any relevant reason for the sale, and whether or not they consent to the public disclosure of such reasons.

Directors have all entered into agreements to notify the Company within three days of any dealings in the Company securities. It is an employment condition that all senior managers notify the Company within three days of any dealing in the Company securities.

Two Non-Executive Directors are substantial shareholders and have formally indicated to the Company that they have no intention to lighten their holdings by a systematic selldown to a predetermined level. They have undertaken to advise the Company if that intention changes.

The Company has no authority or policy provisions which require Directors to respond to public speculation concerning their selling intentions. On various occasions, each of the existing Directors with substantial shareholdings has responded to market speculation with voluntary assurances that they were not intending sellers. There are no undertakings that the Directors with substantial shareholdings will continue to respond to ongoing future speculations.

The Board has not sought extended voluntary embargos on the sale of shares by Directors. The existence of an embargo merely encourages speculation concerning intentions at the time of expiry.

The Company recognises that it is unrealistic to preclude Directors with substantial shareholdings from selling shares - particularly in quantities and by mechanisms which would be seen by the market as being reasonable. The two Directors with substantial shareholdings have formally agreed to be bound by the guidelines detailed above including the restriction to trading windows, the restrictions on levels of on-market sales, overnight or block sales mechanisms (including vendor identification) and will be sensitive to the potential impact of sale levels on shareholder perceptions.

For sales outside normal day trading, the Directors have agreed the documentation of a pro-forma authority to be completed and used exclusively as a pre-requisite for any enquiry or mandate to any broker in relation to the sale of shares. The exact form and wording of that coded authority has been lodged with the Company's legal advisers for verification purposes. The Company reserves its rights and remedies against any party purporting to represent any Director for the sale of shares without this exact form of completed authority.

No pre-emptive arrangements exist between Director shareholders. There is no intention to enter such arrangements on the grounds that they may not be in the best interests of the general body of shareholders and market liquidity.

Billabong International Limited

ABN 17 084 923 946

Contents

This financial report covers both Billabong International Limited as an individual entity and the consolidated entity consisting of Billabong International Limited and its controlled entities. The consolidated entity was formed on 1 July 2000 when Billabong International Limited acquired effective control of the Billabong group.

Through the use of the internet, we have ensured that corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial statements and other information is available on our corporate website:
www.billabongcorporate.com

Billabong International Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Billabong International Limited
1 Billabong Place
Burleigh Heads Qld 4220.

For queries in relation to our reporting please call
+ 61 7 5589 9899 or email secretary@billabong.com.au

:: FINANCIAL REPORT

Statements of Financial Performance for the year ended 30 June 2004 : :

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Revenue from ordinary activities	2	679,285	628,007	52,000	50,000
Interest received	2	490	331	3,197	2,795
Total Revenue		679,775	628,338	55,197	52,795
Borrowing costs expense	3	(5,700)	(7,389)	(2,093)	(3,197)
Other expenses from ordinary activities	3	(546,198)	(512,037)	(539)	(963)
Profit from ordinary activities before income tax expense	3	127,877	108,912	52,565	48,635
Income tax (expense)/benefit	4	(40,842)	(32,666)	709	(2,478)
Net profit attributable to members of Billabong International Limited	21(b)	87,035	76,246	53,274	46,157
Net exchange differences on translation of financial reports of foreign controlled entities	21(a)	(512)	(4,884)	—	—
Net decrease in asset revaluation reserve due to the adoption of tax consolidation	21(a)	—	(44,996)	—	—
Total revenues, expenses and valuation adjustments attributable to members of Billabong International Limited recognised directly in equity		(512)	(49,880)	—	—
Total changes in equity other than those resulting from transactions with owners as owners	22	86,523	26,366	53,274	46,157
Basic earnings per share	35	43.0	38.1		
Diluted earnings per share	35	42.7	37.6		

The above statements of financial performance should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Current assets					
Cash assets	5,24	56,086	30,835	517	1,506
Receivables	6,24	169,272	138,366	13,201	7,686
Inventories	7	103,539	79,925	—	---
Deferred tax assets	8	9,241	7,194	1,666	783
Other	9	8,274	11,297	261	348
Total current assets		346,412	267,617	15,645	10,323
Non-current assets					
Receivables	10	2,293	820	96,352	104,382
Other financial assets	11	—	—	259,152	259,077
Property, plant and equipment	12	35,344	30,726	—	---
Intangible assets	13	517,131	504,723	—	---
Total non-current assets		554,768	536,269	355,504	363,459
Total assets		901,180	803,886	371,149	373,782
Current liabilities					
Payables	14,24	112,603	81,983	204	---
Interest bearing liabilities	15,24	2,116	2,166	—	---
Current tax liabilities	16	9,177	13,433	5,198	7,677
Total current liabilities		123,896	97,582	5,402	7,677
Non-current liabilities					
Interest bearing liabilities	17,24	149,052	122,886	11,800	22,940
Deferred tax liabilities	18	48,655	48,398	48,255	48,178
Provisions	19	1,035	432	—	---
Total non-current liabilities		198,742	171,716	60,055	71,118
Total liabilities		322,638	269,298	65,457	78,795
Net assets		578,542	534,588	305,692	294,987
Equity					
Parent entity interest					
Contributed equity	20	298,462	290,401	298,462	290,401
Reserves	21(a)	149,257	149,769	103	103
Retained profits	21(b)	130,823	94,418	7,127	4,483
Total parent entity interest		578,542	534,588	305,692	294,987
Total equity	22	578,542	534,588	305,692	294,987

The above statements of financial position should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of GST)		658,957	569,066	—	—
Payments to suppliers and employees (inclusive of GST)		(543,246)	(523,406)	(335)	(963)
		115,711	45,660	(335)	(963)
Dividends received		—	—	52,000	50,000
Interest received		490	331	3,197	2,805
Other revenue		4,672	3,198	—	—
Borrowing costs		(5,587)	(7,543)	(2,006)	(3,221)
Income taxes paid		(48,671)	(34,720)	(8,091)	(88)
Net cash inflow from operating activities	33	66,615	6,926	44,765	48,533
Cash flows from investing activities					
Payment for purchase of controlled entity		—	—	(75)	(112)
Payments for property, plant and equipment		(13,786)	(12,122)	—	—
Payments for intangible assets		(10,712)	(156)	—	—
Proceeds from sales of plant & equipment		179	—	—	—
Loans to related parties		—	—	(1,688)	(1,617)
Repayment of loans by related parties		—	—	9,794	15,550
Net cash inflow (outflow) from investing activities		(24,319)	(12,278)	8,031	13,821
Cash flows from financing activities					
Proceeds from issues of shares and other equity securities		7,985	5,272	7,985	5,272
Proceeds from borrowings		102,416	41,017	30,000	12,000
Repayment of borrowings		(77,934)	(3,240)	(41,140)	(35,460)
Dividends paid		(50,630)	(42,131)	(50,630)	(42,131)
Net cash inflow (outflow) from financing activities		(18,163)	918	(53,785)	(60,319)
Net increase (decrease) in cash held		24,133	(4,434)	(989)	2,035
Cash at the beginning of the financial year		30,835	37,688	1,506	(529)
Effects of exchange rate changes on cash		1,118	(2,419)	—	—
Cash at the end of the financial year	5	56,086	30,835	517	1,506

Financing arrangements	17
Non-cash financing & investing activities	34

The above statements of cash flows should be read in conjunction with the accompanying notes.

Contents

Note 1. Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB will issue Australian equivalents to IFRS, and the Urgent Issues Group will issue abstracts corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to IFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006. Information about how the transition to Australian equivalents to IFRS is being managed, and the key differences in accounting policies that are expected to arise, is set out in note 1(u).

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Billabong International Limited ("Company" or "parent entity") as at 30 June 2004 and the results of all controlled entities for the year then ended. Billabong International Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

No provision is made for additional taxes which could become payable if certain reserves of the foreign controlled entity were to be distributed as it is not expected that any substantial amount will be distributed from those reserves in the foreseeable future.

Billabong International Ltd and its wholly-owned Australian controlled entities implemented the tax consolidation legislation as of 1 July 2002. The Australian Taxation Office has been notified of this decision.

As a consequence, Billabong International Ltd, as the head entity in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances of the controlled entities in this group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances.

Amounts receivable or payable with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. Expenses and revenues arising under tax sharing arrangements are recognised as a component of income tax expense (revenue).

(c) Foreign currency translation

(i) Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year. On consolidation, exchange differences on foreign currency amounts payable and receivable that hedge a net investment in an overseas controlled entity are transferred to the foreign currency translation reserve.

Note 1. Summary of significant accounting policies (continued)

(ii) Specific commitments
Hedging is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred in the Statement of Financial Position from the inception of the hedging transaction up to the date of the purchase or sale and included in the measurement of the purchase or sale. The net amounts receivable or payable under the hedging transactions are also recorded in the Statement of Financial Position. Any gains or losses arising on the hedging transactions after the recognition of the hedged purchase or sale are included in the Statement of Financial Performance.

When anticipated purchase or sale transactions have been hedged, actual purchases or sales which occur during the hedged period are accounted for as having been hedged until the amounts of those transactions are fully allocated against the hedged amounts.

If the hedging transaction is terminated prior to its maturity date and the hedged transaction is still expected to occur, deferral of any gains and losses which arose prior to termination continues and those gains and losses are included in the measurement of the hedged transaction.

In those circumstances where a hedging transaction is terminated prior to maturity because the hedged transaction is no longer expected to occur, any previously deferred gains and losses are recognised in the statement of financial performance on the date of termination.

(iii) General commitments
Exchange gains or losses on other hedge transactions are brought to account in the statement of financial performance in the financial year in which the exchange rates change. Gains or costs arising on entry into hedges of general commitments are brought to account at the time of entry into the hedges and are amortised over the lives of the hedges.

(iv) Foreign controlled entities
The financial statements of overseas controlled entities that are self sustaining foreign operations are converted using the current rate method. Variations occurring from year to year arising from this translation method are transferred to the foreign currency translation reserve.

(d) Acquisitions of assets
The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. Amounts payable in the future which are contingent on future events are only included in the cost of acquisition to the extent they can be reliably estimated at balance date.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Goodwill is brought to account on the basis described in note 1(l)(i).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains it is recognised as revenue in the statement of financial performance.

(e) Revenue recognition
Revenue is recognised for the major business activities as follows:

(i) Sales revenue
Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of wholesaling products to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided in accordance with normal trading terms.

Note 1. Summary of significant accounting policies (continued)

(ii) Retail Shop Revenue
Revenue earned from retail shops is recognised on a gross basis. Retail shop sales are recognised when the goods are provided.

(iii) Sales to Licensees
Revenue earned from sales to licensees is recognised on a net basis. Revenue is recognised when the goods are provided.

(iv) Interest and Royalty Income
Interest and royalty income is recognised as it accrues.

(f) Receivables

(i) Trade Debtors
All trade debtors are recognised at the date they are invoiced and are principally on 30 day terms.
Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when collection of the full nominal amount is no longer probable.

(ii) Other Amounts Receivable
Other amounts receivable comprise the following:
(a) amounts receivable under a factoring arrangement
(b) amounts due as a result of transactions outside the normal course of trading.

(g) Inventories

Stock on hand and work in progress are consistently valued on the basis of the lower of cost and net realisable value. The methods generally adopted throughout the consolidated entity in determining costs are :

Raw materials and Other Stock
Actual costs, determined on a first in, first out basis or standard costs approximating actual costs.

Finished Goods and Work in Progress
Standard costs approximating actual costs including an appropriate allocation of overheads.

Obsolete and slow moving stocks are written down to net realisable value where such value is below cost.

(h) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. The expected net cashflows included in determining recoverable amounts of non-current assets are not discounted to their present values.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in net profit or loss in the reporting period in which the recoverable amount write-down occurs.

Property, Plant and Equipment

Acquisition
Items of property, plant and equipment are initially recorded at cost and depreciated as set out below. The cost of property, plant and equipment constructed by the consolidated entity includes the cost of materials and direct labour and capitalised interest.

Revaluations
Freehold and leasehold land and buildings will be valued every three years. It is not the entity's intention to bring any revaluation increment to account.

Depreciation and Amortisation
Depreciation and amortisation is calculated on a straight line basis so as to write off the net cost of each item of property, plant and equipment, excluding land, over its estimated useful life.

The expected useful lives are as follows:

Buildings	-	20 years
Owned and leased plant and equipment	-	3 to 20 years

Note 1. Summary of significant accounting policies (continued)

(i) Investments
Controlled entities are accounted for in the consolidated financial statements as set out in note 1(a).

(j) Leasehold improvements
The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

(k) Leases
Finance leases are capitalised at the present value of the minimum lease payments. A corresponding lease liability is also established and each lease payment is allocated between the liability and finance charges.

Other operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(l) Intangible assets and expenditure carried forward

(i) Goodwill
Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over twenty years, being the period during which the benefits are expected to arise. The cost of acquisition is discounted as described in note 1(d) where settlement of any part of cash consideration is deferred.

(ii) Trade Names, Copyright and Other Intellectual Property
Trade names, copyright and other intellectual property includes trade names, trade marks, technical know-how, patents and registered designs. Expenditure incurred in developing, maintaining or enhancing brand names is written off against operating profit in the year in which it is incurred.

The Directors are of the view that the depreciable amounts of the group's trade names, copyright and other intellectual property are either negligible, or not material, based on residual values calculated at the end of an outlook period over which projections can be prepared with a degree of confidence. Furthermore the Directors see no reason why this situation should not prevail beyond this outlook period. In any event, if the Directors' assumptions, including in relation to these residual values were to change, the Directors currently believe that the useful lives of the assets are of such duration that any annual amortisation charge on trade names, copyright and other intellectual property would be immaterial.

Trade names have an unlimited legal life and the trade names recorded in the financial statements are not currently associated with products which are likely to become commercially or technically obsolete.

The Directors have a policy of reviewing the carrying value of trade names, copyright and other intellectual property annually to be satisfied that there is no diminution in value. Independent valuations will be obtained as necessary.

(m) Trade and other creditors
These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(n) Interest bearing liabilities
Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due.

(o) Derivative financial instruments
The consolidated entity enters into forward foreign exchange contracts and interest rate swap agreements.

The accounting for forward foreign exchange contracts is in accordance with notes 1(c)(ii)-(iii).

The net amount receivable or payable under interest rate swap agreements is progressively brought to account over the period to settlement. The amount recognised is accounted for as an adjustment to interest and finance charges during the period and included in other debtors or other creditors at each reporting date.

(p) Employee benefits

(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and vested sick leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Related on costs have also been included in the liability. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

Note 1. Summary of significant accounting policies (continued)

(ii) *Long Service Leave*
The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with (i) above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Related on costs have also been included in the provision. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on National Government Bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) *Profit sharing and bonus plans*
A liability for employee benefits in the form of profit sharing and bonus plans is recognised in other creditors when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit
- the amounts to be paid are determined before the time of completion of the financial report, or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(iv) *Superannuation Contributions*
Employer contributions to superannuation funds are charged against the operating profit as they are made.

(q) Cash
For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(r) Earnings per share

(i) *Basic earnings per share*
Basic earnings per share is determined by dividing the net profit after income tax attributable to members of Billabong International Limited by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) *Diluted earnings per share*
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(s) Rounding of amounts
The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

(t) Employee and Executive Share Plans
The Company currently maintains an Employee Share Plan as set out in Note 29. Other than the costs incurred in administering the plans which are expensed as incurred, the plans do not result in any expense to the Company or the consolidated entity.

(u) International Financial Reporting Standards (IFRS)
The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB will issue Australian equivalents to IFRS, and the Urgent Issues Group will issue abstracts corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to IFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Note 1. Summary of significant accounting policies (continued)

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The consolidated entity has established a project team to manage the transition to Australian equivalents to IFRS, including training of staff and system and internal control changes necessary to gather all the required financial information. The project team is chaired by the Chief Financial Officer and reports to the audit committee. To date the project team has analysed the Australian equivalents to IFRS and has identified a number of accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Pending Accounting Standard AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. These choices are still being analysed to determine the most appropriate accounting policy for the consolidated entity.

Major changes identified to date that will be required to the consolidated entity's existing accounting policies include the following:

(i) *Income tax*

Under the Australian equivalent to IAS 12 Income Taxes, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

(ii) *Intangible assets – goodwill*

Under the Australian equivalent to IFRS 3 Business Combinations, amortisation of goodwill will be prohibited, and will be replaced by annual impairment testing focusing on the cash flows of the related cash generating unit.

This will result in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise and not exceeding 20 years.

(iii) *Equity-based compensation benefits*

Under the Australian equivalent to IFRS 2 Share-based Payment, equity-based compensation to employees will be recognised as an expense in respect of the services received.

This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

(iv) *Financial instruments*

Under the Australian equivalent to IAS 32 Financial Instruments: Disclosure and Presentation of the current classification of financial instruments issued by entities in the consolidated entity will not change.

Under the Australian equivalent to IAS 39 Financial Instruments: Recognition and Measurement there may be major impacts as a result of:

- Interest rate swap contracts held for hedging purposes being accounted for as cash flow hedges. Changes in the fair value of those contracts will be recognised directly in equity until the contract expires, in which case the amounts recognised in equity will be included in interest expense.

- foreign exchange contracts held for hedging purposes being accounted for as cash flow hedges. Changes in the fair value of those contracts will be recognised directly in equity until the hedged transaction occurs, in which case the amounts recognised in equity will be included in the initial cost of the assets acquired. Currently, the costs or gains arising under contracts together with any realised or unrealised gains from remeasurement are included in assets or liabilities as deferred losses or deferred gains.

This differs to current treatment described in note 1(o).

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to Australian equivalents to IFRS.

Note 2. Revenue

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Revenue from operating activities				
Sale of goods	674,729	622,853	—	—
Royalties	2,616	2,354	—	—
Other operating income	380	532	—	—
	677,725	625,739	—	—
Revenue from outside the operating activities				
Interest	490	331	3,197	2,795
Foreign exchange gains (net)	1,560	2,268	—	—
Dividends Received	—	—	52,000	50,000
	2,050	2,599	55,197	52,795
Total revenue	679,775	628,338	55,197	52,795
Represented on the Statement of Financial Performance as:				
Revenue from ordinary activities	679,285	628,007	52,000	50,000
Interest received	490	331	3,197	2,795
	679,775	628,338	55,197	52,795

Note 3. Operating profit

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
(a) Net gains and expenses				
Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:				
Foreign exchange gains and losses				
Exchange gains on foreign currency	1,560	2,268	—	—
Expenses				
Cost of goods sold	343,940	336,809	—	—
Selling general and administrative expenses	191,213	165,946	539	963
	535,153	502,755	539	963
Depreciation				
Buildings	104	111	—	—
Plant and equipment	7,391	5,794	—	—
Leased Assets	682	817	—	—
Total depreciation	8,177	6,722	—	—
Amortisation				
Goodwill	2,868	2,560	—	—
Total amortisation	2,868	2,560	—	—
Total other expenses from ordinary activities	546,198	512,037	539	963

Note 3. Operating profit (continued)

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Other charges against assets				
Write down of inventories to net realisable value	2,717	2,291	—	—
Bad and doubtful debts – trade debtors	4,254	3,309	—	—
Borrowing costs expensed				
Interest and finance charges paid/payable	5,700	7,389	2,093	3,197
Other provisions				
Employee benefits	3,233	1,531	—	—
Rental expense relating to operating leases	10,584	6,099	—	—

Note 4. Income tax

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
The income tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:				
Profit from ordinary activities before income tax expense	127,877	108,912	52,565	48,635
Income tax calculated @ 30% (2003 – 30%)	38,363	32,674	15,770	14,591
Increased Taxation arising from :				
Non-deductible permanent differences	2,698	267	(335)	96
Effect of higher tax rates on overseas income	3,062	2,129	—	—
Income tax expenses attributable to controlled entities	—	—	—	2,791
	44,123	35,070	15,435	17,478
Reduced Taxation arising from :				
Net exempt income	(2,254)	(2,510)	—	—
Rebateable Dividends	—	—	(15,600)	(15,000)
Other Allowable Permanent Differences	(483)	—	—	—
Income tax expense	41,386	32,560	(165)	2,478
(Over)/Under provision in respect of prior years	(544)	106	(544)	—
Aggregate income tax expense/(benefit)	40,842	32,666	(709)	2,478

No part of the deferred tax assets shown in note 8 is attributable to tax losses.

Billabong International Ltd and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as of 1 July 2002. As a consequence, Billabong International Ltd, as the head entity in the tax consolidation group, has recognised current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in this group in the financial statements as if those transactions, events and balances were its own, in addition to the current and deferred tax balances arising in relation to its own transactions, events and balances. Amounts receivable or payable under tax sharing arrangements have been recognised separately by Billabong International Ltd as tax-related amounts receivable or payable.

Note 5. Current assets – Cash assets

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Cash at bank and on hand	56,086	30,835	517	1,506

Note 6. Current assets – Receivables

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Trade debtors	130,648	100,157	—	—
Less: Provision for doubtful debts	(9,583)	(7,135)	—	—
	121,065	93,022	—	—
Recoverables from controlled entity - tax related	—	—	13,201	7,686
Other debtors	48,207	45,344	—	—
	169,272	138,366	13,201	7,686

Other debtors

This amount includes $45.4m (2003 - $43.0m) relating to amounts recoverable under a debtor factoring arrangement. Other amounts generally arise from transactions outside the usual operating activities of the consolidated entity. Collateral is not normally obtained.

Note 7. Current assets – Inventories

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Raw materials and stores – at cost	2,158	2,437	—	—
Work in progress – at cost	1,365	827	—	—
Finished goods				
– at cost	97,107	70,732	—	—
– at net realisable value	2,909	5,929	—	—
	103,539	79,925	—	—

Note 8. Current assets – Deferred Tax Assets

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Deferred tax assets	9,241	7,194	1,666	783

Note 9. Current assets – Other

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Prepayments		8,149	6,999	261	312
Deferred Exchange Losses	24(a)	125	4,298	—	—
Other		—	—	—	36
		8,274	11,297	261	348

Note 10. Non-current assets – Receivables

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Receivables from controlled entities - tax related	—	—	44,996	44,996
Receivables from controlled entities	—	—	51,356	59,386
Other debtors	2,293	820	—	—
	2,293	820	96,352	104,382

Non-current assets pledged as security
Refer to note 17 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Note 11. Non-current assets – Other Financial Assets

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2003 $'000	Parent entity 2003 $'000
Non-Traded Investments					
Shares in controlled entities at cost	31	—	—	259,152	259,077
		—	—	259,152	259,077

Non-current assets pledged as security
Refer to note 17 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Note 12. Non-current assets – Property, plant and equipment

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Land and buildings				
Freehold land – at cost	231	226	—	—
	231	226	—	—
Building – at cost	1,908	1,866	—	—
Less: Accumulated depreciation	(443)	(318)	—	—
	1,465	1,548	—	—
Total land and buildings	1,696	1,774	—	—

Note 12. Non-current assets – Property, plant and equipment (continued)

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Plant and equipment				
Plant and equipment – at cost	48,278	35,578	—	—
Less: Accumulated depreciation	(20,858)	(14,093)	—	—
	27,420	21,485	—	—
Plant and equipment under finance lease – at cost	7,872	10,146	—	—
Less: Accumulated amortisation	(1,644)	(2,679)	—	—
	6,228	7,467	—	—
Total plant and equipment	33,648	28,952	—	—
Total property, plant and equipment	35,344	30,726	—	—

Land and buildings are recorded at cost. The Directors have determined that the current value of land and buildings at 30 June 2004 is $1,696,000. The basis of this value is the Directors' assessment of the amounts for which the assets which could be exchanged between willing parties in an arms length transaction. Independent valuations were not obtained by the Directors.

Non-current assets pledged as security
Refer to note 17 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Reconciliations
Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year (Consolidated) are set out below.

	Freehold land $'000	Buildings $'000	Plant & equipment $'000	Leased plant & equip-ment $'000	Total $'000
Consolidated – 2004					
Carrying amount at start of year	226	1,548	21,485	7,467	30,726
Additions	—	—	14,404	—	14,404
Disposals	—	—	(1,459)	(667)	(2,126)
Depreciation/amortisation expense (note 3(a))	—	(104)	(7,391)	(682)	(8,177)
Foreign currency exchange differences	5	21	381	110	517
Carrying amount at end of year	231	1,465	27,420	6,228	35,344

Note 13. Non-current assets – Intangible assets

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Goodwill	62,033	51,193	—	—
Less: Accumulated amortisation	(10,287)	(7,382)	—	—
	51,746	43,811	—	—
Trade names, Copyright and Other Intellectual Property	465,385	460,912	—	—
Less: Accumulated amortisation	—	—	—	—
	465,385	460,912	—	—
	517,131	504,723	—	—

Non-current assets pledged as security
Refer to note 17 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Note 14 Current liabilities – Payables

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Trade creditors	78,032	53,557	—	—
Other creditors	34,571	28,426	204	—
	112,603	81,983	204	—

Note 15. Current liabilities – Interest bearing liabilities

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Secured				
Bank loans	977	343	—	—
Lease liabilities (note 28)	768	1,683	—	—
Total secured current interest bearing liabilities	1,745	2,026	—	—
Unsecured				
Other loans	371	140	—	—
Total unsecured current interest bearing liabilities	371	140	—	—
Total current interest bearing liabilities	2,116	2,166	—	—

Details of the security relating to each of the secured liabilities and further information on the bank loans and other loans are set out in note 17.

Bank Loans
Bank loans represent term loans at fixed interest rates.

Other Loans
Other loans have no fixed dates of repayment and bear interest at Bank Borrowing Rate plus a margin.

Note 16. Current liabilities – Current tax liabilities

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Income tax	9,177	13,433	5,198	7,677

Note 17. Non-current liabilities – Interest bearing liabilities

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Secured				
Bank loans	7,379	8,022	—	—
Bills Payable	136,408	108,792	11,800	22,940
Lease liabilities (note 28)	4,644	5,302	—	—
Total secured non-current interest bearing liabilities	148,431	122,116	11,800	22,940

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Unsecured				
Bank loans	621	770	—	—
Total unsecured non-current interest bearing liabilities	621	770	—	—
Total non-current interest bearing liabilities	149,052	122,886	11,800	22,940

Bank Loans
Comprise the following:

European operation :
- An interest only loan repayable in April 2007. Interest is payable at Libor plus a margin.
- A fixed interest term loan due to be repaid in June 2007.

Japan operation :
- A 650 million Yen credit facility at a variable interest rate plus a margin.

Bills Payable
Bills payable represents a 3 year Commercial Bank Bill facility rolling every month. Interest is payable in advance and calculated as BBSY / LIBOR / EURIBOR plus a margin.

Other
Other secured loans represent fixed interest term loans which facilitated the purchase of plant and equipment.

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Secured liabilities				
Total secured liabilities (current and non-current) are:				
Bank loans	8,356	8,365	—	—
Bills payable	136,408	108,792	11,800	22,940
Lease liabilities	5,412	6,985	—	—
Total secured liabilities	150,176	124,142	11,800	22,940

Note 17. Non-current liabilities – Interest bearing liabilities (continued)

The bank loans, bills and overdraft of the parent entity and controlled entities are secured by an equitable mortgage over all assets and undertakings of the consolidated entity.

Lease liabilities are effectively secured as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default.

The other loans are secured by the assets of Burleigh Point Ltd, Element SkateBoards Inc., and VeeZee Inc. The agreement includes minimum tangible net worth, maximum capital expenditures and fixed charge coverage covenants.

Assets pledged as security

The carrying amounts of non-current assets pledged as security are:	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Finance lease					
Plant and equipment under finance lease	12	6,228	7,467	—	—
Floating charge					
Receivables – non-current	10	2,293	820	96,352	104,382
Other non-current assets	11,12,13	546,247	527,982	259,152	259,077
Total non-current assets pledged as security		554,768	536,269	355,504	363,459
The following current assets are also pledged as security under the floating charge:					
Cash assets	5	56,086	30,835	517	1,506
Receivables – current	6	169,272	138,366	13,201	7,686
Other current assets	7,8,9	121,054	98,416	1,927	1,131
Total assets pledged as security		901,180	803,886	371,149	373,782
Financing arrangements					
Credit standby arrangements					
Total facilities					
Bank overdrafts		6,956	6,566	—	—
Letters of credit		27,451	20,538	—	—
Other secured loans and bank bills		213,145	161,955	11,800	22,940
		247,552	189,059	11,800	22,940
Used at balance date					
Bank overdrafts		—	—	—	—
Letters of Credit		—	—	—	—
Other secured loans		144,764	117,157	11,800	22,940
		144,764	117,157	11,800	22,940
Unused at balance date					
Bank overdrafts		6,956	6,566	—	—
Letters of Credit		27,451	20,538	—	—
Other secured loans		68,381	44,798	—	—
		102,788	71,902	—	—
Bank loan facilities					
Total facilities		247,552	189,059	11,800	22,940
Used at balance date		144,764	117,157	11,800	22,940
Unused at balance date		102,788	71,902	—	—

Note 18. Non-current liabilities – Deferred tax liabilities

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Deferred tax liability		48,655	48,398	48,255	48,178

Note 19. Non-current liabilities – Provisions

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Employee benefits	29	1,035	432	—	—

Note 20. Contributed equity

	Notes	Parent Entity 2004 Number '000	Parent Entity 2003 Number '000	Parent entity 2004 $'000	Parent entity 2003 $'000
(a) Share capital					
Ordinary shares					
Fully paid	(b),(d)	203,346	201,421	295,620	287,635
Other equity securities	(e)	—	—	2,842	2,766
		203,346	201,421	298,462	290,401

(b) Movements in ordinary share capital

2004

Date	Details	Notes	Number of shares	Issue price	$'000
30/06/03	Opening balance		201,420,709		287,635
02/09/03	Exercise of Aug 2000 options	(f)	57,693	2.60	150
02/09/03	Exercise of Jun 2001 options	(f)	71,743	4.90	351
02/09/03	Exercise of Element 2002 options	(e)	60,000	5.35	321
23/09/03	Exercise of Aug 2000 options	(f)	282,497	2.60	734
23/09/03	Exercise of Jun 2001 options	(f)	72,085	4.90	353
23/09/03	Exercise of Element 2002 options	(e)	70,508	5.35	388
30/09/03	Exercise of Aug 2000 options	(f)	114,294	2.60	297
30/09/03	Exercise of Jun 2001 options	(f)	33,991	4.90	166
30/09/03	Exercise of Element 2002 options	(e)	30,000	5.35	160
25/11/03	Exercise of Aug 2000 options	(f)	10,770	2.60	28
25/11/03	Exercise of Jun 2001 options	(f)	20,748	4.90	101
25/11/03	Exercise of Element 2002 options	(e)	70,509	5.35	377
17/12/03	Exercise of Element 2002 options	(e)	30,000	5.35	160
28/01/04	Exercise of Element 2002 options	(e)	31,888	5.35	170
25/02/04	Exercise of Element 2002 options	(e)	79,000	5.35	422
26/02/04	Exercise of Jun 2001 options	(f)	10,885	4.90	53
26/02/04	Exercise of Element 2002 options	(e)	70,509	5.35	377
03/03/04	Exercise of Aug 2000 options	(f)	1,282	2.60	3
03/03/04	Exercise of Jun 2001 options	(f)	22,448	4.90	110
09/03/04	Exercise of Aug 2000 options	(f)	7,948	2.60	20
09/03/04	Exercise of Jun 2001 options	(f)	15,367	4.90	75
09/03/04	Exercise of Element 2002 options	(e)	50,000	5.35	267
11/03/04	Exercise of Element 2002 options	(e)	39,000	5.35	208
24/03/04	Exercise of Aug 2000 options	(f)	45,127	2.60	117

Note 20. Contributed equity (continued)

(b) Movements in ordinary share capital

2004

Date	Details	Notes	Number of shares	Issue price	$'000
24/03/04	Exercise of Oct 2001 options	(f)	11,231	7.42	83
30/03/04	Exercise of Aug 2000 options	(f)	30,384	2.60	79
30/03/04	Exercise of Jun 2001 options	(f)	57,819	4.90	283
30/03/04	Exercise of Oct 2001 options	(f)	7,188	7.42	53
12/05/04	Exercise of Element 2002 options	(e)	27,592	5.35	147
21/05/04	Exercise of Element 2002 options	(e)	80,000	5.35	428
01/06/04	Exercise of Element 2002 options	(e)	26,377	5.35	141
16/06/04	Exercise of Element 2002 options	(e)	202,329	5.35	1,082
23/06/04	Exercise of Element 2002 options	(e)	28,413	5.35	152
28/06/04	Employee Share Plan	(g)	131,806	—	—
29/06/04	Exercise of Element 2002 options	(e)	20,000	5.35	107
29/06/04	Exercise of Element 2002 options	(e)	452	7.70	3
30/06/04	Exercise of Element 2002 options	(e)	3,555	5.35	19
	Balance		203,346,147		295,620

2003

Date	Details	Notes	Number of shares	Issue price	$'000
30/06/02	Opening balance		199,870,067		282,363
16/09/02	Exercise of Aug 2000 options	(f)	245,898	2.60	639
30/09/02	Exercise of Aug 2000 options	(f)	129,205	2.60	336
03/12/02	Exercise of Aug 2000 options	(f)	44,102	2.60	115
21/03/03	Exercise of Aug 2000 options	(f)	680,793	2.60	1,770
20/05/03	Exercise of Element 2002 options	(e)	105,763	5.35	566
17/06/03	Exercise of Element 2002 options	(e)	170,316	5.35	912
30/06/03	Exercise of Element 2002 options	(e)	174,565	5.35	934
	Balance		201,420,709		287,635

(c) Movements in other Equity Securities

2004 Date	Details	Notes	$'000
30/06/03	Opening balance		2,766
10/08/03	Options issued in relation to acquisition	(e)	76
30/06/04	Balance		2,842
2003			
30/06/02	Opening balance		2,670
10/08/02	Options issued in relation to acquisition	(e)	96
30/06/04	Balance		2,766

(d) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.
On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Note 20. Contributed equity (continued)

(e) Other Equity Securities

The amount shown for other equity securities is the value of the options issued in relation to the Element acquisition. Each option is convertible into one ordinary share and is not entitled to participate in dividends or the proceeds on winding up of the Company. Options issued as part of the Element acquisition are as follows:

	Date of Issue	No. of Options Issued	Exercise Price	Date of Exercise
2004	10 Aug 03	15,032	6.32	09 Aug 04
	10 Aug 03	30,066	6.32	09 Aug 05
	10 Aug 03	15,032	6.32	09 Aug 06
2003	10 Aug 02	15,049	7.70	09 Aug 03
	10 Aug 02	30,096	7.70	09 Aug 04
	10 Aug 02	15,048	7.70	09 Aug 05
2002	04 Jul 01	459,840	5.35	30 Jun 02
	04 Jul 01	919,680	5.35	30 Jun 03
	04 Jul 01	459,840	5.35	30 Jun 04

(f) Options - Executive Incentive Option Plan

Information relating to the Billabong Executive Incentive Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in Note 29.

(g) Employee Share Plan

Information relating to the Billabong Employee Share Plan, including details of shares issued under the scheme, during the financial year are set out in Note 29.

Note 21. Reserves and retained profits

	Notes	Consolidated		Parent entity	
		2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
(a) Reserves					
Asset revaluation reserve		153,961	153,961	—	—
Foreign currency translation reserve		(4,704)	(4,192)	103	103
		149,257	149,769	103	103
Movements:					
Asset revaluation reserve					
Balance at beginning of period		153,961	198,957	—	—
Adjustment resulting from tax consolidation		—	(44,996)	—	—
Balance at end of period		153,961	153,961	—	—
Foreign currency translation reserve					
Balance at beginning of period		(4,192)	692	103	103
Net exchange differences on translation of foreign controlled entity		(512)	(4,884)	—	—
Balance at end of period		(4,704)	(4,192)	103	103
(b) Retained profits					
Retained profits at the beginning of the financial year		94,418	60,303	4,483	457
Net profit attributable to members of Billabong International Ltd		87,035	76,246	53,274	46,157
Dividends paid	23	(50,630)	(42,131)	(50,630)	(42,131)
Retained profits at the end of the financial year		130,823	94,418	7,127	4,483

Note 21. Reserves and retained profits (continued)

(c) Nature and purpose of reserves

(i) Asset revaluation reserve
The asset revaluation reserve is used to record increments and decrements on the revaluation of non-current assets. The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares to shareholders and is only available for the payment of cash dividends in limited circumstances as permitted by law.

(ii) Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entities, (listed below) are taken to the foreign currency translation reserve, as described in accounting policy note 1(c)(iv).

Burleigh Point Ltd.
Burleigh Point Canada Inc.
VeeZee Inc.
Element SkateBoards, Inc.
Billabong Retail, Inc.
GSM Investments Ltd
GSM (Europe) Pty Ltd
GSM Espana Operations Sociedad Limitada
GSM Rocket Europe
GSM England Retail Ltd
GSM (NZ Operations) Limited
GSM (Japan) Pty Ltd
GSM Brasil Ltda
GSM Germany Retail GMBH
GSM Belgium Retail

Note 22. Equity

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Total equity at the beginning of the financial year		534,588	544,985	294,987	282,923
Total changes in equity recognised in the statement of financial performance		86,523	26,366	53,274	46,157
Fair value increment on acquisition	20	76	96	76	2,766
Transactions with owners as owners:					
Dividends paid	23	(50,630)	(42,131)	(50,630)	(42,131)
Issue of Shares		7,985	5,272	7,985	5,272
Total equity at the end of the financial year		578,542	534,588	305,692	294,987

Note 23. Dividends

	Parent entity 2004 $'000	Parent entity 2003 $'000
Ordinary shares		
2003 final dividend of 12.5 cents per fully paid share paid on 10th November 2003 (2002 final dividend of 10.0 cents per fully paid share paid on 8th November 2002)		
Fully franked based on tax paid @ 30%	25,277	20,025
2004 interim dividend of 12.5 cents per fully paid share paid on 14th April 2004 (2003 interim dividend of 11.0 cents per fully paid share paid on 14th April 2003)		
Fully franked based on tax paid @ 30%	25,353	22,106
Total dividends paid	50,630	42,131

Note 23. Dividends (continued)

Dividends not recognised at year end
In addition to the above dividends, since year end the Directors have declared the payment of a final dividend of 14.0 cents per fully paid ordinary share, fully franked based on tax paid at 30%.

Franked Dividends
The franked portions of the final dividends declared after 30 June 2004 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2005.

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Franking credits available for subsequent financial years based on a tax rate of 30% (2003– 30%)	15,977	13,904	15,977	13,904

(a) The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for franking credits that will arise from the payment of the June 2004 quarter tax instalment.

(b) Franking credits of $4,476,000 were transferred from wholly owned entities to the parent entity at the time these entities entered the tax consolidated group on 1 July 2002.

Note 24. Financial instruments

(a) Off-balance sheet derivative instruments

Billabong International Limited and certain of its controlled entities are parties to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in interest and foreign exchange rates.

Interest rate swap contracts

It is policy to protect part of the loans from exposure to increasing interest rates. Accordingly, the consolidated entity has entered into interest rate swap contracts under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contracts are settled on a net basis and the net amount receivable or payable at the reporting date is included in other debtors or other creditors.

The contracts require settlement of net interest receivable or payable every three months. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

At 30 June 2004, the notional principal amount of the JPY interest rate swap contract is 250 million Yen (2003 - 250 million Yen) and it is due to expire in December 2004. The fixed interest rate is 1.91%, (2003 1.996%) which compares to the 90 day bank bill rate at balance date of 1.61% (2003 - 1.41%).

At 30 June 2004, the notional principal amount of USD interest rate contract is $25 million USD (2003 - $25 million USD) and it is due to expire in September 2005. The fixed interest rate is 3.34% which compares to the 90 day bank bill rate at balance date of 1.47% (2003 – 1.06%).

At 30 June 2004, the notional principal amount of USD interest rate contract is $15 million USD and it is due to expire in February 2009. The fixed interest rate is 3.53% which compares to the 90 day bank bill rate at balance date of 1.47%.

Note 24. Financial instruments (continued)

Forward exchange contracts
From time to time, the consolidated entity enters into forward exchange contracts to purchase US dollars. The contracts are timed to mature when major shipments of inventory are scheduled to arrive and cover anticipated purchases for the upcoming season. The European division also sells British Pounds on a regular basis to hedge its anticipated monthly British sales.

At balance date, the details of outstanding contracts are:

	Buy US dollars		Average exchange rate	
	2004 $'000	2003 $'000	**2004**	2003
0 - 6 Months				
Sell Euro	8,817	10,689	1.1767	1.0007
Sell AUD	16,000	11,750	0.7248	0.5809
6 - 12 Months				
Sell Euro	6,162	12,770	1.1786	1.1096

	Sell British Pounds		Average exchange rate	
	2004 $'000	2003 $'000	**2004**	2003
0 - 6 Months				
Buy Euro	6,487	6,129	0.7032	0.6427
6 - 12 Months				
Buy Euro	—	1,556	—	0.7021

As these contracts are hedging anticipated future purchases and sales, unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur.

Deferred amounts receivable and payable on open contracts have been netted and are included in other debtors and other creditors.

The following gains and losses have been deferred at 30 June 2004

	2004 $'000	2003 $'000
Unrealised Gains	1,331	1,152
Unrealised Losses	(1,456)	(5,450)
Net Losses	(125)	(4,298)

The parent entity did not enter into forward exchange contracts in either the current or previous year.

(b) Credit risk exposures
The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract of arrangement. The consolidated entity's maximum credit risk exposure in relation to these is as follows:

1. Forward Exchange Contracts – the full amount of the foreign currency it will be required to pay or purchase when settling forward exchange contracts, should the counterparty not pay the currency it is committed to deliver to the Company.
2. Interest rate swap contracts – which is limited to the net fair value of the swap agreement at balance date.
   In both of the above cases the risks are considered minimal, as the counterparties are all recognised banks.

Note 24. Financial instruments (continued)

(c) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

2004	Notes	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Over 1 to 5 years $'000	More than 5 years $'000	Non-interest bearing $'000	Total $'000	Weighted Average Interest rate
Financial assets								
Cash and deposits	5	56,086	—	—	—	—	56,086	4%
Receivables	6	—	—	—	—	169,272	169,272	N/A
		56,086	—	—	—	169,272	225,358	
Financial liabilities								
Bank Loans (secured)	15, 17	2,750	269	5,337	—	—	8,356	2.77%
Bank Loans (unsecured)	15, 17	211	160	621	—	—	992	10.02%
Trade and other creditors	14	—	—	—	—	112,603	112,603	N/A
Bills payable	17	78,005	—	58,403	—	—	136,408	3.70%
Lease liabilities	15, 17	—	769	2,678	1,965	—	5,412	4.92%
		80,966	1,198	67,039	1,965	112,603	263,771	
Net financial assets (liabilities)		(24,880)	(1,198)	(67,039)	(1,965)	56,669	(38,413)	

2003	Notes	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Over 1 to 5 years $'000	More than 5 years $'000	Non-interest bearing $'000	Total $'000	Weighted Average Interest rate
Financial assets								
Cash and deposits	5	30,835	—	—	—	—	30,835	4%
Receivables	6	—	—	—	—	138,366	138,366	N/A
		30,835	—	—	—	138,366	169,201	
Financial liabilities								
Bank Loans (secured)	15, 17	3,645	228	4,460	—	—	8,333	3.24%
Bank Loans (unsecured)	15, 17	—	140	770	—	—	910	5.08%
Trade and other creditors	14	—	—	—	—	81,983	81,983	N/A
Bills payable	17	49,622	21,440	37,730	—	—	108,792	3.57%
Other loans	15, 17	—	32	—	—	—	32	10.95%
Lease liabilities	15, 17	—	1,683	2,818	2,484	—	6,985	5.33%
		53,267	23,523	45,778	2,484	81,983	207,035	
Net financial assets (liabilities)		(22,432)	(23,523)	(45,778)	(2,484)	56,383	(37,834)	

(d) Net fair value of financial assets and liabilities

(i) On-balance sheet

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

Note 24. Financial instruments (continued)

(d) Net fair value of financial assets and liabilities (continued)

(ii) Off-balance sheet

The net fair value of financial assets or financial liabilities arising from interest rate swap agreements has been determined as the carrying amount, which represents the amount currently receivable or payable at the reporting date, and the present value of the estimated future cash flows which have not been recognised as an asset or liability. At 30 June 2004, the net fair value payable for outstanding interest rate swaps over their outstanding term is $0.2 million.

For forward exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to the current forward rate for contracts with similar maturity profiles.

(e) Debtor factoring

American subsidiaries assign the majority of their accounts receivable to a factor under an agreement which continues on an annual basis. The subsidiaries may request advances on the net sales factored at any time before their maturity date. The factor charges a commission on the net sales factored, and interest at a bank's prime rate plus 0.5%. The subsidiaries are subject to financial convenants under the agreement, including the requirement to maintain a minimum tangible net worth and a minimum working capital. At June 30, 2004, management believes all financial convenants had been met or have been waived by the factor.

The subsidiaries have an agreement with the factor to open letters of credit to facilitate the purchase of inventory. Letters of credit are opened as needed, subject to factor approval, and are secured by the acquired inventories.

The subsidiaries have a revolving loan with its factor providing for borrowings based on a percentage of eligible inventories. Interest on borrowings is charged at a bank's prime rate plus 0.5%.

Maximum advances under the factoring agreement are not to exceed USD$30,000,000. Obligations due to the factor under the factoring agreement and the revolving loan are collateralised by a continuing security interest in all of the assets of the subsidiaries plus guarantees from the Billabong group.

Note 25. Director and specified manager disclosures

Directors
The following persons were Directors of Billabong International Ltd during the financial year:

Chairman – Non-Executive
G.M. Pemberton

Executive Directors
D. O'Neill, Chief Executive Officer
P. Naude

Non-Executive Directors
M.A. Jackson
E.T. Kunkel
F.A. McDonald
G.S. Merchant
C. Paull

Managers (other than Directors) with the greatest authority for strategic direction and management
The following persons were the five managers with the greatest authority for the strategic direction and management of the consolidated entity ("specified managers") during the financial year:

Name	Position	Employer
Peter Casey	General Manager, Europe	GSM (Europe) Pty Ltd / GSM (Operations) Pty Ltd
Shayne Palfreyman *	Chief Financial Officer	GSM (Operations) Pty Ltd
Stephen Wilson	Executive Vice President	Burleigh Point Ltd
Johnny Schillereff	President Element Skate	Element Skate Inc
Richard Sanders	Vice President Sales	Burleigh Point Ltd

All of the above persons were also specified managers during the year ended 30 June 2004.

* Shayne Palfreyman resigned on 10 June 2004, his resignation will be effective on 30 September 2004.

Remuneration
Principles used to determine the nature and amount of remuneration
The objective of the Company's remuneration reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns reward with achievement of strategic and financial objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that remuneration reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness;
- performance linked to strategic and financial objectives;
- transparency.

In consultation with external remuneration consultants, the Company has structured a remuneration framework that is market competitive and complimentary to the reward strategy of the organisation.

Alignment to shareholders' interests:

- has economic profit as a core component of plan design;
- focuses on return on assets and key non-financial drivers of value ;
- attracts and retains high calibre executives.

Alignment to program participants' interests:

- rewards capability and experience;
- reflects competitive reward for contribution to shareholder value;
- provides a clear structure for earning rewards;
- provides recognition for contribution.

The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. At senior levels within the group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

Note 25. Director and specified manager disclosures (continued)

Non-Executive Directors
Fees and payments to Non-Executive Directors reflect the demands which are made on, and the responsibilities of, the Non-Executive Directors. Non-Executive Directors do not receive share options or retirement benefits.

Non-Executive Directors' fees
The maximum aggregate remuneration pool was approved by members on 4 July 2000. The Chairman's remuneration is inclusive of committee fees while Non-Executive Directors who chair a committee may receive additional yearly fees.

Non-Executive Directors' fees are determined within an aggregate Directors' fee pool limit.

Executive Directors and managers ("executives") pay
The executive remuneration framework has three components:

- base pay and benefits;
- short-term performance incentives;
- long-term incentives through participation in the Billabong Executive Incentive Option Plan.

The combination of these comprises the executive's total remuneration.

Base pay
Executives are offered a competitive remuneration that comprises the components of base pay and benefits. External remuneration consultants may provide analysis and advice to ensure remuneration is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

Benefits
Executives receive benefits including health insurance and superannuation as required by the laws in the various jurisdictions in which the Company operates. In certain circumstances, additional benefits (e.g. travel, accommodation etc) may also be provided.

Short-term incentives
Short term incentives (STI's) vary according to individual contracts, however for high level executives they are broadly based as follows:

- A component of the STI is linked to the individual performance of the executive (this is based on a number of factors, including divisional/regional budgets, key performance indicators (KPI's) and other personal objectives).

- A component of the STI is linked to the financial performance of the Company or measured against budgets set at the beginning of each financial year.

For middle and lower level management, total STI are linked to the individual performance (based on similar factors to those for high level executives). All bonuses are paid in August of the following financial year.

The short term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Human Resources and Remuneration Committee.

The STI target annual payment is reviewed annually.

Note 25. Director and specified manager disclosures (continued)

Billabong Executive Incentive Option Plan
Information on the Billabong Executive Incentive Option Plan is set out in note 29.

Details of remuneration
Details of the remuneration of each Director of Billabong International Ltd and each of the five specified managers of the consolidated entity, including their personally-related entities, are set out in the following tables.

Directors of Billabong International Ltd

2004	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Options $	Shares $	Total $
G.M. Pemberton *	178,366	—	1,501	11,002	—	—	190,869
D. O'Neill *	513,089	770,000	44,468	11,002	62,620	—	1,401,179
M.A. Jackson *	76,442	—	1,500	6,880	—	—	84,822
E.T. Kunkel	75,000	—	1,497	—	—	—	76,497
F.A. McDonald *	101,923	—	1,495	9,000	—	—	112,418
G.S. Merchant *	76,442	—	1,513	6,880	—	—	84,835
C. Paull *	76,442	—	1,500	6,880	—	—	84,822
P. Naude	755,306	754,752	15,123	5,618	66,788	—	1,597,587
Total	1,853,010	1,524,752	68,597	57,262	129,408	—	3,633,029

* Includes 53 pay weeks.

Specified managers of the consolidated entity

2004	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Options $	Shares $	Total $
P. Casey * #	492,751	300,000	17,760	8,251	47,373	1,000	867,135
S. Palfreyman *	444,344	200,000	16,785	11,002	44,353	—	716,484
S. Wilson	481,123	106,082	17,232	—	33,609	1,000	639,046
J. Schillereff	469,328	28,289	22,328	3,963	56,100	1,000	581,008
R. Sanders	403,069	106,082	21,232	4,849	34,359	1,000	570,591
Total	2,290,615	740,453	95,337	28,065	215,794	4,000	3,374,264

* Includes 53 pay weeks.
# Includes $150,000 transfer allowance cash salary

Note 25. Director and specified manager disclosures (continued)

Service agreements
Remuneration and other terms of employment for the Executive Directors and the specified managers are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including health insurance, car allowances and tax advisory services, and participation, when eligible, in the Billabong Executive Incentive Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

D. ONeill, Chief Executive Officer
- Term of agreement – Open, commencing 1 January, 2003.
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $511,002 to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 2.0 times annual base salary.

P. Naude, General Manager USA
- Term of agreement – Open, commencing 1 July, 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $760,371 to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.

S. Palfreyman, Chief Financial Officer
- Term of agreement – Open, commencing 3 July, 2000.
- Base salary, inclusive of superannuation, for the year ending 30 June 2004 of $461,002 to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.

P. Casey, General Manager Europe
- Term of agreement – Open, commencing 3 July, 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $311,002 to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.

S. Wilson – Executive Vice President
- Term of agreement – Open, commencing 1 July, 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $500,000, to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.

J. Schillereff - President Element Skate
- Term of agreement – Open, commencing 7 February, 2001.
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $485,149, to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 0.5 times annual base salary.

R. Sanders - Vice President Sales
- Term of agreement – Open, commencing 1 July, 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $417,963 to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.

Note 25. Director and specified manager disclosures (continued)

Share-based compensation – options
The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable
11 Aug 00	10 Aug 05	$2.60	$1.15	33% after 11 Aug 02; 33% after 11 Aug 03; 33% after 11 Aug 04
18 Jun 01	18 Jun 06	$4.90	$1.53	33% after 18 Jun 03; 33% after 18 Jun 04; 33% after 18 Jun 05
23 Aug 02	23 Aug 07	$8.10	$2.93	33% after 23 Aug 04; 33% after 23 Aug 05; 33% after 23 Aug 06

Options are granted under the Billabong Executive Incentive Option Plan which was approved by special resolution at the 4 July 2000 annual general meeting. Staff eligible to participate in the plan are those of supervisor level and above (including executive Directors). *Options are not exerciseable unless personal and financial performance criteria are met.*

Options are granted under the plan for no consideration. Options are granted for a four year period, and 33% of each new tranche vests and is exercisable after each of year 2, 3 and 4 anniversaries of the date of grant provided performance criteria are met.

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share upon receipt of funds.

The exercise price of options is based on the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the ten trading days immediately before the options are granted.

Share-based compensation – employee share plan
None of the Executive Directors of Billabong International Ltd have elected to participate in the Company's employee share plan. The terms and conditions of each grant of shares affecting remuneration in this period is as follows:

Specified Manager Name	Date of grant	No of Shares	Value at grant date
P. Casey	28 Jun 04	118	$1,000
S. Wilson	28 Jun 04	118	$1,000
J. Schillereff	28 Jun 04	118	$1,000
R. Sanders	28 Jun 04	118	$1,000

The Billabong employee share plan, a scheme by which shares may be issued by the Company to employees for no cash consideration, was approved by special resolution at the 4 July 2000 Annual General Meeting.

Equity instrument disclosures relating to Directors and specified managers

Options provided as remuneration
Details of options over ordinary shares in the Company provided as remuneration to each Director of Billabong International Ltd and each of the five specified managers of the consolidated entity are set out below. When exercisable, each option is convertible into one ordinary share of Billabong International Ltd. Further information on the options is set out in note 29.

Name	Number of options granted during the year	Number of options vested during the year
Directors of Billabong International Ltd		
D. O'Neill	---	77,708
P. Naude	---	89,743
Specified managers of the consolidated entity		
P. Casey	---	50,470
S. Palfreyman	---	43,092
S. Wilson	---	37,179
J. Schillereff	---	32,655
R. Sanders	---	47,436

Note 25. Director and specified manager disclosures (continued)

Equity instrument disclosures relating to Directors and specified managers
Shares provided on exercise of remuneration options

Details of ordinary shares in the Company provided as a result of the exercise of remuneration options to each Director of Billabong International Ltd and each of the five specified managers of the consolidated entity are set out below.

Name	Amount paid per share	Number of ordinary shares issued on exercise of options during the year
Directors of Billabong International Ltd		
D. O'Neill	$2.60	64,103
D. O'Neill	$4.90	13,605
P. Naude	$2.60	89,743
Specified managers of the consolidated entity		
P. Casey	$2.60	42,307
P. Casey	$4.90	8,163
S. Palfreyman	$2.60	29,487
S. Palfreyman	$4.90	13,605
S. Wilson	$2.60	37,179
J. Schillereff	$4.90	32,655
R. Sanders	$2.60	47,436

No amounts are unpaid on any shares issued on the exercise of options.

Option holdings
The numbers of options over ordinary shares in the Company held during the financial year by each Director of Billabong International Ltd and each of the five specified managers of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Granted during the year as remuneration	Exercised during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Ltd					
D.O'Neill	322,226	—	(77,708)	244,518	—
P. Naude	383,975	—	(89,743)	294,232	—
Specified managers of the consolidated entity					
P. Casey	218,721	—	(50,470)	168,251	—
S. Palfreyman	185,765	—	(43,092)	140,673	—
S. Wilson	166,718	—	(37,179)	129,539	—
J. Schillereff *	127,965	—	(32,655)	95,310	—
R. Sanders	201,743	—	(47,436)	154,307	—

* Does not include options issued as part of the Element acquisition, see additional disclosure in other transactions with Directors and specified executives.

No options are vested and unexercisable at the end of the year.

Note 25. Director and specified manager disclosures (continued)

Share holdings
The numbers of shares in the Company held during the financial year by each Director of Billabong International Ltd and each of the five specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Received as remuneration	Options exercised	Other changes during the year	Balance at the end of the year
Directors of Billabong International Ltd **Ordinary shares**					
G.M. Pemberton	12,575,966	---	---	---	12,575,966
D. O'Neill	604,395	---	77,708	---	682,103
M.A. Jackson (a)	228,656	---	---	---	228,656
E.T. Kunkel	44,466	---	---	---	44,466
F.A. McDonald	122,500	---	---	---	122,500
G.S. Merchant	44,683,444	---	---	---	44,683,444
C. Paull	1,828,229	---	---	(470,578)	1,357,651
P. Naude	1,947,204	---	89,743	---	2,036,947
(a) Adjusted for over statement of 8,478 shares in prior year Financial Statements.					
Specified executives of the consolidated entity **Ordinary shares**					
P. Casey	355,497	118	50,470	66,000	472,085
S. Palfreyman	94,696	---	43,092	(12,864)	124,924
S. Wilson	189,472	118	37,179	(13,213)	213,556
J. Schillereff	---	118	32,655	(17,656)	15,117
R. Sanders	158,573	118	47,436	(126,721)	79,406

Other transactions with Directors and specified managers
Directors of Billabong International Ltd

Directors, G.S. Merchant and C Paull are Directors of Burleigh Heads Holdings Pty Ltd and G.S. Merchant is also a shareholder of Burleigh Heads Holdings Pty Ltd. A contract exists between GSM (Operations) Pty Ltd and Burleigh Heads Holdings Pty Ltd for the rental of a commercial building. The contract, based on normal commercial terms and conditions, has been in place for a number of years.

Aggregate amounts of each of the above types of other transactions with Directors and their Director-related entities:

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
Rent of building	1,301,170	1,294,650	---	---

Specified managers of the consolidated entity

Mr J. Schillereff was a director of Element Inc at the time Billabong acquired the assets comprising the "Element" skate operation. The transaction was effective from 1 July 2002 and as part of the consideration paid by Billabong for these assets Mr J. Schillereff was granted 423,053 options. Additionally, as part of the acquisition terms, Mr J. Schillereff was entitled to receive four further tranches of options, granted on 10 August following the first, second, third and fourth anniversary of the transaction. The terms and conditions of each grant of options under the Element acquisition agreement to 30 June, 2004 are as follows:

Note 25. Director and specified manager disclosures (continued)

Grant date	Expiry date	Exercise price	Number of options granted	Value per option at grant date	Date exercisable
04 Jul 01	30 Jun 05	$5.35	423,053	$1.74	25% after 30 Jun 02; 50% after 30 Jun 03; 25% after 30 Jun 04
10 Aug 02	09 Aug 06	$7.70	8,847	$1.25	25% after 09 Aug 03; 50% after 09 Aug 04;25% after 09 Aug 05
10 Aug 03	09 Aug 07	$6.32	8,836	$1.42	25% after 09 Aug 04; 50% after 09 Aug 05;25% after 09 Aug 06

Note 26. Remuneration of auditors

	Consolidated		Parent entity	
	2004 $	2003 $	2004 $	2003 $
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of the parent entity (Australia)	243,000	217,000	17,500	15,000
Other auditors of controlled entities				
Related practices of the auditor of the parent entity	138,000	81,000	---	---
Other firms	185,000	245,000	---	---
	323,000	326,000	---	---
	566,000	543,000	17,500	15,000
Remuneration for other services:				
Auditor of the parent entity	66,000	159,000	---	---
Related practices of the auditor of the parent entity	13,000	---	---	---
Other firms	146,000	---	---	---
	225,000	159,000	---	---

Note 27. Contingent liabilities

Details and estimates of maximum amounts of contingent liabilities are as follows:

Guarantees

Secured guarantees by the parent entity in respect of bank overdrafts and loans of controlled entities.
These guarantees are secured by registered mortgages over the assets and undertakings of the consolidated entity.

Unsecured guarantees by the parent entity in respect of leases of controlled entities for $5.4 million (2003 - $7.0 million)

Trade Letters of Credit

Letters of Credit of $11.0 million to suppliers were executed but undrawn as at 30 June 2004 (2003 - $4.0 million). The Letters of Credit related to the purchase of inventory in the 2003/2004 financial year and are part of the ordinary course of business.

No material losses are anticipated in respect of any of the above contingent liabilities.

Note 28. Commitments for expenditure

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
Lease commitments	**$'000**	$'000	**$'000**	$'000
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	13,852	8,449	—	—
Later than one year but not later than 5 years	35,990	24,679	—	—
Later than 5 years	14,054	6,275	—	—
	63,896	39,403	—	—
Representing:				
Non-cancellable operating leases	62,236	37,921	—	—
Future finance charges on finance leases	1,660	1,482	—	—
	63,896	39,403	—	—

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Operating leases				
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	13,606	8,097	—	—
Later than one year but not later than 5 years	35,192	24,036	—	—
Later than 5 years	13,438	5,788	—	—
Commitments not recognised in the financial statements	62,236	37,921	—	—

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
Finance leases	**$'000**	$'000	**$'000**	$'000
Commitments in relation to finance leases are payable as follows:				
Within one year	1,050	2,013	—	—
Later than one year but not later than 5 years	3,394	3,670	—	—
Later than 5 years	2,628	2,784	—	—
Minimum lease payments	7,072	8,467	—	—
Less: Future finance charges	(1,660)	(1,482)	—	—
Total lease liabilities	5,412	6,985	—	—
Representing lease liabilities:				
Current (note 15)	768	1,683	—	—
Non-current (note 17)	4,644	5,302	—	—
	5,412	6,985	—	—

The weighted average interest rate implicit in the leases is 4.92% (2003 – 5.33%)

Under the terms of a particular lease, the consolidated entity has an option to acquire the leased asset for a specified percentage of its fair value on expiry of the lease. This option lapses in the event the consolidated entity fails to maintain its credit rating at the level prevailing at inception of the lease.

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
Contests and Athletes	**$'000**	$'000	**$'000**	$'000
Commitments in relation to sponsorship of athletes and contests are payable as follows:				
Not later than one year	8,683	8,634	—	—
Later than one year but not later than five years	14,301	11,628	—	—
Later than five years	604	1,255	—	—
	23,588	21,517	—	—

Employment contracts for executives do not have a fixed end date and therefore have not been included in the above note.

Note 29. Employee benefits

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Employee entitlement liabilities				
Included in Other Creditors - current (note 14)	4,272	3,666	—	—
Provision for employee benefits – non-current (note 19)	1,035	432	—	—
Aggregate employee benefits and related on-costs liability	5,307	4,098	—	—
	Number		**Number**	
Employee numbers				
Average number of employees during the financial year	1,321	922	—	—

The amounts accrued for long service leave are measured at their estimated present values as explained in Note 1 (p) (ii)

Billabong Executive Incentive Option Plan

The establishment of the Executive Incentive Option Plan was approved by special resolution in the Annual General Meeting of the Company held on 4 July 2000.

Staff eligible to participate in the plan are those of supervisor level and above (including Executive Directors).

Options are granted under the plan for no consideration. Options are granted for a four year period, and 33% of each new tranche becomes exerciseable after each of Year 2, 3 and 4 anniversaries of the date of grant. The employees' entitlements to the options are vested (i.e. they are not conditional on future employment) as soon as they become exercisable.

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share upon receipt of funds.

The exercise price of options is based on the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the ten trading days immediately before the options are granted. Amounts receivable on the exercise of options are recognised as share capital.

Grant Date	Expiry Date	Exercise Price	Balance at start of year (number)	Issued during the year (number)	Exercised during the year (number)	Lapsed during the year (number)	Balance at end of year (number)
Consolidated and Parent Entity - 2004							
11 August 2000	10 August 2005	$2.60	2,710,771	—	549,995	—	2,160,776
18 June 2001	18 June 2006	$4.90	1,098,980	—	305,086	—	793,894
25 October 2001	25 October 2006	$7.42	55,256	—	18,419	—	36,837
28 February 2002	28 February 2007	$9.39	57,500	—	—	—	57,500
23 August 2002	23 August 2007	$8.10	721,000	—	—	—	721,000
			4,643,507	—	873,500	—	3,770,007
Consolidated and Parent Entity - 2003							
11 August 2000	10 August 2005	$2.60	3,810,769	—	1,099,998	—	2,710,771
18 June 2001	18 June 2006	$4.90	1,098,980	—	—	—	1,098,980
25 October 2001	25 October 2006	$7.42	55,256	—	—	—	55,256
28 February 2002	28 February 2007	$9.39	57,500	—	—	—	57,500
23 August 2002	23 August 2007	$8.10	—	721,000	—	—	721,000
			5,022,505	721,000	1,099,998	—	4,643,507

Note 29. Employee benefits (continued)

Options exercised during the financial year and number of shares issued to employees on the exercise of options.

Exercise Date	Fair value of shares at Issue date	Consolidated 2004 Number	Consolidated 2003 Number	Parent Entity 2004 Number	Parent Entity 2003 Number
16 September 2002	$7.91	—	245,898	—	245,898
27 September 2002	$7.46	—	129,205	—	129,205
3 December 2002	$6.50	—	44,102	—	44,102
21 March 2003	$5.03	—	680,793	—	680,793
2 September 2003	$6.99	129,436	—	129,436	—
23 September 2003	$7.37	354,582	—	354,582	—
30 September 2003	$7.45	148,285	—	148,285	—
25 November 2003	$6.98	31,518	—	31,518	—
26 February 2004	$7.26	10,885	—	10,885	—
3 March 2004	$7.64	23,730	—	23,730	—
9 March 2004	$7.62	23,315	—	23,315	—
24 March 2004	$7.64	56,358	—	56,358	—
30 March 2004	$7.66	95,391	—	95,391	—
		873,500	1,099,998	873,500	1,099,998

The fair value of shares issued on the exercise of options is the last price at which the Company's shares were traded on the day of the exercise of the options.

	Consolidated 2004	Consolidated 2003	Parent Entity 2004	Parent Entity 2003
Options vested at the reporting date	697,990	170,255	697,990	170,255

	Consolidated 2004 $	Consolidated 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Aggregate proceeds received from employees on the exercise of options and recognised as issued capital	3,061,577	2,859,995	3,061,577	2,859,995

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Fair value of shares issued to employees on the exercise of options as at their issue date.	6,442	6,619	6,442	6,619

Billabong Employee Share Plan

A scheme by which shares may be issued by the Company to employees for no cash consideration was approved by special resolution in the Annual General Meeting of the Company held on 4 July 2000. All permanent employees who are employed at the time of the offer are eligible to participate in the scheme. Employees may elect not to participate in the scheme.

Under the scheme, eligible employees may be offered up to $1,000 worth of fully paid ordinary shares in Billabong International Ltd for no cash consideration. Offers under the scheme are at the discretion of the Company.

Shares issued under the scheme may not be sold until the earlier of three years after issue or cessation of employment by the consolidated entity. In all other respects the shares rank equally with other fully paid ordinary shares on issue (see note 20(c)).

The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five trading days immediately before the date of the offer.

Note 29. Employee benefits (continued)

	Consolidated		Parent Entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Shares issued under the plan to participating employees on 28 June 2004	131,806	—	131,806	—

1,117 employees were issued with shares worth $1,000 based on the weighted average market price of $8.43.

Note 30. Related parties

Directors and Specified Executives
Disclosures relating to Directors and specified executives are set out in note 25.

Wholly owned group

Transactions between Billabong International Limited and other entities as the wholly-owned group consisted of :

	Parent entity	
	2004	2003
	$'000	$'000
Current tax related receivables owed to Billabong International Limited	13,201	7,686
Non-current tax related receivables owed to Billabong International Limited	44,996	44,996
Loans advanced by Billabong International Limited	1,688	1,617
Loans repaid by Billabong International Limited	9,794	15,550
Receipt of Interest to Billabong International Limited	3,197	2,795
Receipt of Dividends to Billabong International Limited	52,000	50,000

Note 31. Investments in controlled entities

Name of entity		Country of Incorporation	Class of shares	Equity holding 2004 %	Equity holding 2003 %
Burleigh Point, Ltd		USA	Ordinary	100	100
- Burleigh Point Canada, Inc.		Canada	Ordinary	100	100
- VeeZee, Inc.		USA	Ordinary	100	100
- Element SkateBoards, Inc.		USA	Ordinary	100	100
- Billabong Retail, Inc.		USA	Ordinary	100	100
GSM (Europe) Pty Ltd		Australia	Ordinary	100	100
GSM Espana Operations		Spain	Ordinary	100	100
GSM Rocket Europe		France	Ordinary	100	100
GSM England Retail Ltd		England	Ordinary	100	100
GSM (Trademarks) Pty Ltd		Australia	Ordinary	100	100
GSM (Operations) Pty Ltd		Australia	Ordinary	100	100
- GSM (NZ Operations) Limited		New Zealand	Ordinary	100	100
- ACN 006 819 183 Pty Ltd		Australia	Ordinary	100	100
- GSM (Central Sourcing) Pty Ltd		Australia	Ordinary	100	100
GSM (Japan) Limited		Japan	Ordinary	100	100
GSM Rocket Australia Pty Ltd		Australia	Ordinary	100	100
Rocket Trademarks Pty Ltd		Australia	Ordinary	100	100
Sanmaree Pty Ltd		Australia	Ordinary	100	100
GSM Brasil Ltda		Brazil	Ordinary	100	100
GSM Investments Ltd		USA	Ordinary	100	100
GSM Belgium Retail	*	Belgium	Ordinary	100	—
GSM Germany Retail GMBH	*	Germany	Ordinary	100	—
Pineapple Trademarks Pty Ltd	*	Australia	Ordinary	100	—

* These entities were incorporated during the 2004 financial year.

2004 Acquisition of Controlled Entities
Nil

2003 Acquisition of Controlled Entities
Nil

2004 Acquisition of Business
Effective from 1 December 2003, Pineapple Trademarks Pty Ltd and GSM Investments Ltd acquired the following assets and liabilities comprising the "Honolua Surf Company" apparel and retail operation. The fair value of the assets and liabilities were:

	$'000
Trade Names, Copyrights and Other Intellectual Property	4,180
Goodwill	9,651
Inventory	2,654
Property, Plant and Equipment	949
Deposits and Other	111
Accounts Payable	(1,363)
Accrued Expenses	(343)
Total Consideration Payable	**15,839**

Of the total consideration payable $4.2m is due for payment on 31 December 2006.

In the event that certain conditions of the acquisition agreement are met, additional consideration may be payable in cash. Payments are due in lump sums prior to 1 March 2007 and have not been recognised in the financial statements as the amount of the payments can not be reliably measured. The Company will review the likelihood of these payments at future reporting dates. Should consideration be payable, it will be brought to account as a component of the goodwill arising on acquisition, when the amount can be reliably measured.

2003 Acquisition of Business
Nil

Note 32. Segment information

2004 Primary Reporting - Geographical segments	Australia/NZ Japan $'000	America/ Brazil $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to customers outside the consolidated entity	192,684	323,139	158,906	---	674,729
Other revenue	1,514	426	---	2,616	4,556
Total revenue	194,198	323,565	158,906	2,616	679,285
Segment result	95,821	30,035	15,660	2,616	144,132
Less: depreciation	(2,264)	(3,570)	(2,343)	---	(8,177)
Less: amortisation - goodwill	(2,560)	(308)	---	---	(2,868)
Less: interest paid (net)	(2,330)	(1,779)	(1,101)	---	(5,210)
Operating profit before tax	88,667	24,378	12,216	2,616	127,877
Consolidated operating profit before tax					127,877
Less: tax					(40,842)
Consolidated operating profit after tax					87,035
Segment assets	635,655	195,178	116,714	---	947,547
Elimination					(46,367)
Total assets					**901,180**
Segment liabilities	25,623	60,915	40,157	---	126,695
Elimination					(27,166)
Unallocated liabilities					223,109
Total liabilities					**322,638**
Acquisitions of property, plant & equipment, intangibles and other non-current segment assets	4,948	16,293	3,862	---	25,103
Depreciation & amortisation	4,823	3,878	2,344	---	11,045
Other non-cash expenses	---	---	---	---	---

2003 Primary Reporting - Geographical segments	Australia/NZ Japan	America/ Brazil	Europe	Rest of the World	Total
Sales to customers outside the consolidated entity	169,089	302,756	151,008	---	622,853
Other revenue	2,800	---	---	2,354	5,154
Total revenue	171,889	302,756	151,008	2,354	628,007
Segment result	88,508	19,912	14,479	2,354	125,253
Less: depreciation	(1,701)	(3,506)	(1,516)	---	(6,723)
Less: amortisation - goodwill	(2,560)	---	---	---	(2,560)
Less: interest paid (net)	(3,383)	(3,038)	(637)	---	(7,058)
Operating profit before tax	80,864	13,368	12,326	2,354	108,912
Consolidated operating profit before tax					108,912
Less: tax					(32,666)
Consolidated operating profit after tax					76,246
Segment assets	614,799	129,093	96,739	---	840,631
Elimination					(36,745)
Total assets					**803,886**
Segment liabilities	15,606	35,968	40,757	---	92,331
Elimination					(9,916)
Unallocated liabilities					186,883
Total liabilities					**269,298**
Acquisitions of property, plant & equipment, intangibles and other non-current segment assets	2,783	6,175	7,962	---	16,920
Depreciation & amortisation	4,261	3,506	1,516	---	9,283
Other non-cash expenses	---	---	---	---	---

Note 32. Segment information (continued)

Secondary reporting - Business segments

The consolidated entity operates predominantly in one business segment being the surfwear and boardsports apparel and accessories market.

Note 33. Reconciliation of operating profit after income tax to net cash inflow from operating activities

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Operating profit after income tax	87,035	76,246	53,274	46,157
Depreciation and amortisation	11,045	9,282	—	—
Net exchange differences	895	1,197	—	—
Change in operating assets and liabilities				
(Increase) in trade debtors	(28,890)	(37,580)	—	—
(Increase) in inventories	(23,188)	(13,017)	—	—
(Increase) in future income tax benefit	(2,166)	(2,355)	(883)	(783)
(Increase) decrease in other operating assets	(3,329)	(53,614)	(5,428)	7,683
Increase in trade creditors and other operating liabilities	29,130	25,763	204	—
Increase (decrease) in provision for income taxes payable	(4,142)	1,712	(2,479)	(7,706)
Increase (decrease) in provision for deferred income tax	258	(566)	77	3,182
(Decrease) in other provisions	(33)	(142)	—	—
Net cash inflow from operating activities	66,615	6,926	44,765	48,533

Note 34. Non-cash financing and investing activities

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Acquisition of plant and equipment by means of finance leases	605	4,546	—	—
Acquisition of Element (Options issued)	76	96	76	96
	681	4,642	76	96

Note 35. Earnings per share

	Consolidated 2004 Cents	Consolidated 2003 Cents
Basic earnings per share	43.0	38.1
Diluted earnings per share	42.7	37.6

	Consolidated 2004 Number	Consolidated 2003 Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	202,289,312	200,392,000
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	203,987,660	202,717,302
Reconciliation of earnings used in calculating earnings per share		
Net Profit After Tax	87,035	76,246
Adjustment items	—	—
Earnings used in calculating Basic and Diluted Earnings Per Share	87,035	76,246

Information concerning the classification of securities

Options

Options granted to employees under the Billabong Executive Incentive Option Plan and issues under the Element acquisition are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The Options have not been included in the determination of basic earnings per share.

The Directors declare that the financial statements and notes set out on pages 18 to 60:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
(b) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and
(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Gary Pemberton
Chairman

Gold Coast, 23 August 2004.

Independent audit report to the members of Billabong International Limited : :

Audit opinion

In our opinion, the financial report of Billabong International Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Billabong International Limited and Billabong International group (defined below) as at 30 June 2004, and of their performance for the year ended on that date;
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and Directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the Directors' declaration for both Billabong International Limited (the Company) and Billabong International group (the consolidated entity), for the year ended 30 June 2004. The consolidated entity comprises both the Company and the entities it controlled during that year.

The Directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contained any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by Directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Robert Baker

R A Baker
Partner

Gold Coast
23 August 2004

The shareholder information set out below was applicable as at 20 August 2004.

Distribution of Equity Securities
Analysis of numbers of equity security holders by size of holding:

	Ordinary shares		Unquoted Options	
	Number of Share Holders	Number of Shares	Number of Option Holders	Number of Options
1 - 1,000	10,132	4,946,926	4	2,370
1,001 - 5,000	5,132	12,013,963	19	51,747
5,001 - 10,000	595	4,397,422	44	285,951
10,001 - 100,000	289	7,450,101	110	1,956,516
100,001 and over	82	174,668,149	17	1,975,821
	16,230	203,476,561	194	4,272,405

There were 199 holders of less than a marketable parcel of ordinary shares.

Equity Security Holders

Twenty largest quoted equity security holders
The names of the twenty largest holders of quoted equity securities are listed below:

Name	Ordinary shares Number held	Percentage of issued shares
Gordon & Rena Merchant No2 Pty Ltd	42,413,003	20.85%
Westpac Custodian Nominees Limited	27,286,499	13.41%
National Nominees Limited	15,872,300	7.80%
J P Morgan Nominees Australia Limited	13,022,240	6.40%
Jontex Pty Ltd	12,575,966	6.18%
Cogent Nominees Pty Limited	5,231,505	2.57%
ANZ Nominees Limited	5,072,304	2.49%
AMP Life Limited	4,825,792	2.37%
Citicorp Nominees Pty Limited <CFS WSLE Imputation Fund a/c>	3,226,608	1.59%
Cogent Nominees Pty Limited <SMP Accounts>	3,061,046	1.50%
Citicorp Nominees Pty Limited <CFS WSLE Geared Share Fund a/c>	2,969,163	1.46%
Citicorp Nominees Pty Limited	2,658,208	1.31%
IOOF Investment Management Limited	2,565,377	1.26%
Citicorp Nominees Pty Limited <CFS WSLE Aust Share Fund a/c>	2,481,437	1.22%
GSM Pty Ltd	2,268,994	1.12%
Queensland Investment Corporation	2,163,717	1.06%
Mr Paul Naude	2,036,947	1.00%
Citicorp Nominees Pty Limited <CFS Imputation Fund a/c>	2,019,412	0.99%
Citicorp Nominees Pty Limited <CFS WSLE industrial share a/c>	1,921,350	0.94%
Billytoo Pty Ltd	1,357,651	0.67%
	155,029,519	76.19%

Unquoted Equity Securities	Number on issue	Number of holders
Options issued under the Billabong Executive Incentive Option Plan to take up ordinary shares	3,770,007	162
Options issued pursuant to an agreement in connection with the acquisition of the American based Element skateBoarding brand on 4 July 2001	502,398	32

The options listed above are the only unquoted equity securities on issue. No person holds 20% or more of these securities.

Substantial Holders

As at 20 August 2004, the names of substantial holders in the Company who have notified the Company in accordance with Section 671B of the Corporations Act 2001 are set out below :

	Number	Percentage
Ordinary shares		
Gordon Stanley Merchant	46,473,265	22.84%
Gordon & Rena Merchant (No 2.) Pty Ltd & GSM Pty Ltd	51,431,926	25.28%
Gary Milton Pemberton & Jontex Pty Ltd	14,647,234	7.20%
Commonwealth Bank of Australia	19,007,004	9.34%
Concord Capital Limited	10,153,097	4.99%
AMP Limited	12,334,426	6.66%

Voting Rights

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares
On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b) Options
No voting rights.

Stock Exchange Listing

The shares of the Company are listed under the symbol BBG on the Australian Stock Exchange Limited. The Company's home branch is Brisbane.

Shareholder Enquiries

Shareholders with queries about their shareholdings should contact the Company's Share Registry as follows:

Computershare Investor Services Pty Ltd
GPO Box 523
BRISBANE QLD 4001

Telephone Australia:	1300 552 270
Telephone International:	(+61 7) 3237 2100
Fax:	(+61 7) 3229 9860
Email:	brisbane.services@computershare.com.au

Change of Address

Issuer sponsored shareholders should notify the share registry in writing immediately upon any change in their address quoting their Securityholder Reference Number (SRN). Changes in addresses for broker sponsored holders should be directed to the sponsoring brokers with the appropriate Holder Identification Number (HIN).

Dividends

Dividend payments may be paid directly to a nominated Australian financial institution. Payments are electronically credited on the dividend payment date and confirmed by payment advices mailed directly to the shareholder's registered address. A form for this purpose is available from Computershare Investor Services Pty Ltd. Billabong also pays dividends by local currency cheque to shareholders who maintain a registered address in the following jurisdictions:

Hong Kong - $HK, Japan - Yen, France - Euro, United States - $US

If a shareholder has not provided direct credit instructions to have their dividend paid direct to an Australian financial institution or they do not have their shareholding registered in one of the above four countries, then by default they will receive an Australian dividend cheque.

Annual Report

All Shareholders will receive a copy of the Concise Annual Report. Shareholders who do not wish to receive the Concise Annual Report should contact the Share Registry. These shareholders will continue to receive all other shareholder information.

Tax File Numbers (TFN)

Billabong International Limited is obliged to deduct tax from unfranked or partially franked dividends paid to shareholders registered in Australia who have not provided their TFN to the Company. If you wish to provide your TFN, please contact the Share Registry.

Consolidation of Multiple Shareholdings

If you have multiple shareholding accounts that you wish to consolidate into a single account, please advise the Share Registry in writing. If your holdings are broker sponsored, please contact the sponsoring broker directly.

Become an Online Shareholder

Billabong offers shareholders an electronic service that enables them to be kept up-to-date with significant Company announcements as they happen. By subscribing for this service, shareholders can also elect not to receive a printed annual report and to view the annual report on line in the future.

Registration for this service provides shareholders with an e-mail advice containing a link to www.billabongcorporate.com each time a relevant announcement is made by the Company and posted on this site.

At www.billabongcorporate.com shareholders can view :

- Annual and half-year reports
- Stock Exchange announcements
- Billabong's share price information
- General shareholder information

To register, shareholders should visit our share registry at www.computershare.com and follow these easy steps :

- Click on 'Investors'
- Click on 'Register Your Email Address'
- Next, select 'Billabong International' from the drop down list
- Then enter your personal security information: Holder Identification Number (HIN) or Security Reference Number (SRN); family or Company name and postcode and click on 'submit' and follow the prompts

After the shareholder has entered their email address and selected which publications they wish to receive, an email will be sent to the shareholder for confirmation purposes. When received, the shareholder should simply click 'reply' to confirm their details, then 'send'.

group operating centres

australia
GSM (OPERATIONS) PTY LTD
ACN 085 950 803
head & queensland office
1 Billabong Place
PO Box 283
BURLEIGH HEADS QLD 4220
Telephone: (+617) 5589 9899
Facsimile: (+617) 5589 9800

new south wales office
Unit 8/200 Pittwater Road
MANLY NSW 2095
Telephone: (+612) 9977 4900
Facsimile: (+612) 9977 1543

victoria office
P.O. Box 434, Torquay, VIC 3228
17 Baines Crescent,
Torquay, VIC 3228
Telephone: (+613) 5261 6090
Facsimile: (+613) 5261 4719

western australia office
P.O. Box 1865, Subiaco, WA 6008
589 Hay Street, Jolimont, WA 6014
Telephone: (+619) 382 5800
Facsimile: (+619) 382 3788

united states of america
BURLEIGH POINT LTD
Incorporated in California
117 Waterworks Way
IRVINE CA 92618 USA
Telephone: (+1 949) 753 7222
Facsimile: (+1 949) 753 7223

france
GSM (EUROPE) PTY LTD
ACN 010 013 171
100 Avenue Des Sabotiers
ZA De Pedebert 40150
SOORTS-HOSSEGOR FRANCE
Telephone: (+33) 55843 4205
Facsimile: (+33) 55843 4089

japan
GSM (JAPAN) LIMITED
Incorporated in Japan
4-3-2, Ohtsu-Grand Building 3F
Bakuro-Machi, Chuo-Ku,
OSAKA JAPAN 541-0059
Telephone: (+81) 64 963 6170
Facsimile: (+81) 64 963 6173

new zealand
GSM (NZ OPERATIONS) LIMITED
Incorporated in New Zealand
53-55 Paul Matthews Drive
PO Box 302-500
North Harbour
AUCKLAND 1331 NEW ZEALAND
Telephone: (+64) 9 479 7172
Facsimile: (+64) 9 479 7182

canada
BURLEIGH POINT CANADA INC
Incorporated in Canada
8055 Transcanada Hway,
Ville St Laurent,
QUEBEC H4S 1S4 CANADA
Telephone: (+1 514) 336 6382
Facsimile: (+1 514) 336 1753

hong kong
GSM (CENTRAL SOURCING) PTY LTD
ACN 089 138 732
Unit 2318-2325
23rd Floor, Metroplaza Tower 1
223 Hing Fong Road
KWAI FONG NT
HONG KONG
Telephone: (+852) 2439 6676
Facsimile: (+852) 2439 6007

brazil
GSM BRASIL LTDA
Incorporated in Brazil
Rua Tenente Alberto Spicciati,
200 Barra Funda CEP 01 140 100,
Sao Paulo SP BRAZIL
Telephone: (+55 11) 3618 8600
Facsimile: (+55 11) 3618 8636





